SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

EPICOR SOFTWARE CORPORATION

(Name of Subject Company)

EPICOR SOFTWARE CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

L. George Klaus

Chairman, President and Chief Executive Officer

Epicor Software Corporation

18200 Von Karman Avenue, Suite 1000

Irvine, California 92612

(949) 585-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

John D. Ireland, Esq. Epicor Software Corporation 18200 Von Karman Avenue, Suite 1000 Irvine, California 92612 (949) 585-4000	Larry W. Sonsini, Esq. Katharine A. Martin, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address. The name of the subject company is Epicor Software Corporation, a Delaware corporation (“Epicor,” the “Company,” “we” or “us”). The address of Epicor’s principal executive office is 18200 Von Karman Avenue, Suite 1000, Irvine, California 92612 and the telephone number of Epicor’s principal executive office is (949) 585-4000.

Securities. This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the common stock, $0.001 par value per share, of Epicor (the “Shares” or the “Common Stock”). As of April 4, 2011, there were (i) 64,166,065 Shares issued and outstanding, (ii) 201,133 Shares reserved for future issuance pursuant to the 2002 Employee Stock Purchase Plan (the “ESPP”), (iii) 1,953,304 Shares reserved for future issuance under Company Plans (1,163,208 shares of which are reserved under outstanding options for the purchase of Shares), and (iv) 12,709,984 Shares reserved for future issuance upon conversion of Epicor’s 2.375% Convertible Senior Notes due 2027.

Item 2.	Identity and Background of Filing Person.

Name and Address. Epicor is the person filing this Statement. The information about Epicor’s business address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. Epicor’s website address is www.Epicor.com. The information on Epicor’s website should not be considered a part of this Statement.

Tender Offer and Merger. This Schedule 14D-9 relates to the tender offer (the “Tender Offer” or “Offer”) by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), to purchase all of Epicor’s outstanding Shares for $12.50 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated April 11, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(2)(B) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on April 11, 2011. Parent is wholly-owned by Apax US VII, L.P. (“Apax US VII”), a Cayman Islands exempted limited partnership, and Apax Europe VII-A, L.P. (“Apax Europe VII-A”), Apax Europe VII-B, L.P. (“Apax Europe VII-B”) and Apax Europe VII-1, L.P. (“Apax Europe VII-1” and, together with Apax US VII, Apax Europe VII-A and Apax Europe VII-B, “Apax VII Funds”), each constituted under English limited partnership law. Apax US VII is advised by Apax Partners, L.P. a limited partnership organized under the laws of the State of Delaware (“Apax”). Apax Europe VII-A, Apax Europe VII-B and Apax Europe VII-1 are managed by Apax Partners Europe Managers Limited, a company constituted under English company law, which is advised by Apax Partners LLP, a partnership constituted under English limited liability partnership law.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 4, 2011 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Purchaser and Epicor. Pursuant to the Merger Agreement, on the same day as the consummation of the Offer, Purchaser will merge with and into Epicor (the “Merger”), with Epicor continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and becoming a direct wholly-owned subsidiary of Parent. In certain cases, Parent, Purchaser and Epicor have agreed to proceed with a one-step merger transaction if the Offer is not consummated, subject to the satisfaction of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the General Corporation Law of the State of Delaware (the “DGCL”). As of the effective time of the Merger (the “Effective Time”), each Share that is not validly tendered and accepted pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than (a) Shares owned by Parent, Purchaser or Epicor, (b) Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the DGCL and (c) Shares owned by certain stockholders of Epicor who are party to Non-Tender and Support Agreements (the “Support Agreements”) among Parent, Purchaser and such stockholders (the “Support Agreement Shares”)), without interest thereon and less any required withholding taxes. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase.

According to the Offer to Purchase, Purchaser’s and Parent’s principal executive office is located at c/o Apax Partners, L.P. 601 Lexington Avenue, 53rd Floor, New York, New York 10022, and the telephone number of their principal executive offices is (212) 753-6300.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Certain contacts, agreements, arrangements or understandings between Epicor or its affiliates and certain of its executive officers or directors will be, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”). Except as set forth in this Item 3, Item 4 below or the Information Statement, or as otherwise incorporated herein by reference, to the knowledge of Epicor, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between Epicor or its affiliates and (i) Epicor’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates. Epicor expects to file the Information Statement as an amendment to this Schedule 14D-9

(a)	Arrangements with Executive Officers and Directors of Epicor

Interests of Certain Persons.

Certain members of management and Epicor’s board of directors (the “board” or the “board of directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of Epicor stockholders, generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of Epicor for the purposes of determining the entitlements due to executive officers and directors of Epicor relating to certain severance and other benefits.

Consideration Payable Pursuant to the Offer

Consideration for Shares.

Epicor’s directors and executive officers will receive the same cash consideration on the same terms and conditions as the other stockholders of Epicor for any Shares they own which are tendered for purchase pursuant to the Offer. As of April 4, 2011, Epicor’s directors and executive officers (and affiliates and affiliated investment entities) other than the directors and executive officer who are party to a Support Agreement owned         Shares in the aggregate (excluding options to purchase Shares and restricted stock units). If the directors and executive officers (and affiliates and affiliated investment entities) other than the directors and executive officers who are Support Parties tender and do not withdraw all of their Shares outstanding as of April 4, 2011 for purchase pursuant to the Offer and those Shares are accepted for purchase and purchased by Purchaser, such directors and executive officers would receive an aggregate of approximately $         in cash. As of April 4, 2011, the directors and executive officers (and affiliates and affiliated investment entities) who are party to a Support Agreement own 13,491,693 Shares in the aggregate (excluding options to purchase Shares and restricted stock units). Following consummation of the Offer, upon the transfer of the Shares owned by the executive officers and directors party to a Support Agreement as of April 4, 2011, such executive officers and directors would receive an aggregate of approximately $168,646,160. The beneficial ownership of each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Consideration for Options.

The Merger Agreement provides that, except as may otherwise be agreed between Parent and an individual option holder who is party to a Support Agreement, each outstanding option to acquire Epicor’s shares granted under Epicor’s equity compensation plans (other than those granted under the Epicor Software Corporation (Formerly Platinum Software Corporation) Amended and Restated Incentive Stock Option, Nonqualified Stock Option and Restricted Stock Purchase Plan 1994 and the Epicor Software Corporation (Formerly Platinum Software Corporation) Amended and Restated Nonqualified Stock Option Plan 1993 (“1993 and 1994 Plans”)), including those held by Epicor’s executive officers and directors, that is outstanding and unexercised immediately prior to the consummation of the Offer (whether vested or unvested) will be cancelled without any action on the part of any such holder in consideration for the right to receive, as promptly as practicable following the consummation of the Offer, a cash payment equal to the product of (A) the number of Shares subject to such option as of immediately prior to the consummation of the Offer and (B) the excess, if any, of the Offer Price over the exercise price per share of Epicor common stock subject to such option, less any required withholding taxes (the “Option Consideration”). Each option to purchase shares granted under the 1993 and 1994 Plans that is outstanding and unexercised immediately prior to the Effective Time shall be cancelled without any action on the part of the holder of such option in consideration for the right to receive, immediately after the Effective Time, the Option Consideration.

As of April 4, 2011, Epicor’s directors and executive officers, other than Mr. Klaus, held options to purchase 105,500 Shares in the aggregate, with exercise prices ranging from $2.32 to $15.21. Based on their Epicor options held as of the date hereof, upon completion of the Offer and completion of the Merger, Epicor’s directors and executive officers, other than Mr. Klaus, would be entitled to receive an aggregate of approximately $262,625, less any applicable withholding taxes. Mr. Klaus, the only party to a Support Agreement who holds options to purchase Shares, holds options to purchase an aggregate of 372,000 Shares at exercise prices ranging from $1.15 to $8.12. Pursuant to the Support Agreement, Mr. Klaus would be entitled to receive an aggregate of $3,525,200 in respect of his options.

Restricted Shares

The Merger Agreement provides that, except as may otherwise be agreed between Parent and an individual holder of restricted shares that is party to a Support Agreement, each share of Epicor restricted stock outstanding immediately prior to the consummation of the Offer will become or otherwise be deemed vested pursuant to the terms of the equity plan and award agreement governing such restricted stock and, the holder of the Epicor shares (other than holders subject to the Support Agreements) will have the right to tender (or direct Epicor to tender) his or her restricted shares into the Offer (net of any Epicor shares withheld to satisfy employment and income tax obligations). To the extent that any restricted shares that vest upon completion of the Offer are not tendered, they will be converted into the right to receive an amount in cash equal to the Offer Price upon the Effective Time, except as otherwise agreed between Parent and an individual holder of restricted shares that is a party to a Support Agreement. Each of the stockholders party to a Support Agreement has agreed not to tender any of their Epicor shares into the Offer, which with respect to Mr. Klaus, includes any Epicor restricted shares.

As of April 4, 2011, Epicor’s directors and executive officers, other than Mr. Klaus, held an aggregate of 275,504 unvested shares of restricted stock which will vest immediately prior to the consummation of the Offer. Based on their shares of restricted stock held as of the date hereof, upon completion of the Offer and completion of the Merger, Epicor’s directors and executive officers would be entitled to receive an aggregate of $3,443,800, less any applicable withholding taxes. As of April 4, 2011, Mr. Klaus, the only party to a Support Agreement who holds unvested shares of restricted stock, held a total of 715,751 unvested shares of restricted stock which will vest immediately prior to the consummation of the Offer. Pursuant to the Support Agreement, Mr. Klaus would be entitled to receive an aggregate of $8,946,888 in respect of his shares of restricted stock which were unvested as of April 4, 2011.

Support Agreements

Each of Messrs. Klaus and Pickup as well as Mr. Pickup’s son, Todd Martin Pickup, together with their respective affiliated entities has entered into a Support Agreement with Parent and Purchaser pursuant to which they have each agreed (i) not to tender any of their Shares into the Offer, (ii) to support the Merger and the other transactions contemplated by the Merger Agreement and, if applicable, vote their Shares in favor of adoption of the Merger Agreement and (iii) immediately following the consummation of the Offer and prior to the consummation of the Merger, to transfer certain of their Shares and Company Options to Parent or Parent affiliates at the time of the closing of the Tender Offer in exchange for the Offer Price as provided for in the Merger Agreement. The Support Agreements will terminate if the Merger Agreement is terminated.

Change of Control Agreements

L. George Klaus Amended Management Retention Agreement

Pursuant to a Management Retention Agreement between the Company and L. George Klaus (the “Klaus Retention Agreement”) effective January 19, 2009, Mr. Klaus is entitled to receive certain salary and benefits through December 31, 2010. On June 21, 2010, Epicor and Mr. Klaus agreed to extend the term of the Klaus Retention Agreement through December 31, 2011 and on February 10, 2011, Epicor and Mr. Klaus agreed to extend the term of the Klaus Retention Agreement through December 31, 2012. In addition, pursuant to the Klaus Retention Agreement, as amended, Mr. Klaus is entitled to the following benefits upon termination:

In the event of Mr. Klaus’s Involuntary Termination (as defined below) other than in connection with a Change of Control (as defined in the Klaus Retention Agreement), Mr. Klaus shall be entitled to the following benefits, subject to the execution of a separation agreement and release of claims in a form reasonably acceptable to the Company and compliance with Section 409A of the Internal Revenue Code:

•	twelve (12) months of Mr. Klaus’s Base Salary as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll policies; and

•	100% of Mr. Klaus’s target annual bonus as calculated from the bonus plan in effect at the time of Mr. Klaus’s Involuntary Termination.

In the event of Mr. Klaus’s Involuntary Termination within twelve (12) months following a Change of Control, Mr. Klaus shall be entitled to the following benefits, subject to the execution of a separation agreement and release of claims in a form reasonably acceptable to the Company and compliance with Section 409A of the Internal Revenue Code. The consummation of the Offer will constitute a Change of Control under the Klaus Retention Agreement because the Purchaser will have acquired beneficial ownership of more than 50% of the aggregate voting power of all classes of voting equity stock of the Company.

•	eighteen (18) months of Mr. Klaus’s Base Salary as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll policies; and

•	150% of the Mr. Klaus’s target annual bonus as calculated from the bonus plan in effect at the time of the Involuntary Termination.

In the event that the severance and other benefits provided for in the Klaus Retention Agreement constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Klaus shall receive (i) a payment from the Company sufficient to pay such excise tax, and (ii) an additional payment from the Company sufficient to pay the excise tax and federal and state income taxes arising from the payments made by the Company to Mr. Klaus.

As defined in the Klaus Retention Agreement,

“Cause” means (i) any act of personal dishonesty taken by Mr. Klaus in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment of Mr. Klaus; (ii) Mr. Klaus’s conviction of a felony which the Board reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business; (iii) a willful act by Mr. Klaus which constitutes gross misconduct and is materially injurious to the Company; or (iv) continued willful violations by Mr. Klaus of his obligations to the Company after there has been delivered to Mr. Klaus a written demand for performance from the Company which describes the basis for the Company’s belief that he has not substantially performed his duties and after he has been given at least 10 business days in which to cure the circumstances identified in such written demand.

“Disability” means Mr. Klaus’s inability due to any physical or mental condition to perform a substantial portion of his employment duties to the Company for twenty-four (24) or more consecutive weeks.

“Involuntary Termination” means Mr. Klaus’s termination of employment as a result of the occurrence of any of the following, without his express written consent, (i) a significant reduction of Mr. Klaus’s duties, position or responsibilities relative to his CEO duties, position or responsibilities in effect immediately prior to such reduction, or the removal of Mr. Klaus from such position, duties and responsibilities, unless Mr. Klaus is provided with comparable duties, position and responsibilities; (ii) a reduction by the Company of Mr. Klaus’s CEO base salary as in effect immediately prior to such reduction unless such reduction is made pursuant to and proportionately with any Company policy applicable to similarly-situated Company executives; (iii) the relocation of Mr. Klaus to a facility or a location more than one hundred (100) miles from his current location; (iv) any purported termination of Mr. Klaus’s CEO title by the Company which is not effected for Cause or for which the grounds relied upon are not valid; (v) Mr. Klaus’s death or Disability; or (vi) the failure of the Company to obtain the assumption of the Klaus Retention Agreement by any successors contemplated in the Klaus Retention Agreement.

L. George Klaus Prior Management Retention Agreement

Prior to Mr. Klaus’s termination as Executive Chairman in January 2009, Mr. Klaus and the Company were parties to a Management Retention Agreement, effective as of May 26, 2006, and as amended March 1, 2007 and December 31, 2008 (the “Prior Agreement”). Pursuant to the Prior Agreement, Mr. Klaus became entitled to receive certain benefits upon his termination of employment on January 15, 2009, which include the following:

Mr. Klaus, his spouse and Mr. Klaus’s dependents who were participating in Company group medical or dental plans on the date of Mr. Klaus’s termination of service on January 15, 2009 (“Covered Persons”), shall be entitled to continued participation in such plans, as they may be modified by Epicor from time to time, at no additional cost to Mr. Klaus (or Mr. Klaus’s spouse or dependents, as applicable) other than the cost Mr. Klaus would have were he to have remained an employee, from year to year, for the remainder of the lifetimes of each Covered Person (or, with respect to Mr. Klaus’s spouse, if earlier, her divorce from Mr. Klaus, and with respect to dependents of Mr. Klaus, until the earlier of (i) the time such dependents reach eighteen (18) years of age, if they do not continue thereafter as full time students; or (ii) the time such dependents reach twenty-five (25) years of age, if they remain full time students after the age of eighteen (18)) (the “Coverage Period”); provided, however, that Epicor’s obligation to provide such coverage shall be secondary to and, as applicable, limited to supplementing as necessary, any other group or individual medical or dental plan which is or may become reasonably available to any of the Covered Persons during the Coverage Period (“Separate Coverage”). Epicor and Mr. Klaus shall cooperate in identifying and procuring any such available Separate Coverage and Covered Persons shall notify Epicor when any such Separate Coverage for any of the Covered Persons is available and/or begins or ends. Any such Separate Coverage available to Covered Persons during the Coverage Period shall be paid for by Epicor to the extent that the cost of such Separate Coverage exceeds the cost Mr. Klaus (or Mr. Klaus’s spouse or dependents, as applicable) would have been required to pay Epicor from year to year, were Mr. Klaus an employee, during the Coverage Period. Further, in the event that Epicor (a) in its sole reasonable discretion determines that it cannot reasonably provide such continued participation or (b) amends its existing medical and dental plans in a manner that such plans would no longer provide the Covered Persons with comparable medical and dental coverage, then Epicor may in its discretion in the event of (a), and shall in the event of (b), instead provide to the Covered Persons separate but comparable medical and dental coverage as to what the Covered Persons were receiving on the date of Mr. Klaus’ termination of service on January 15, 2009; and

In addition, Epicor transferred to Mr. Klaus any and all rights title interest and claim that Epicor had in his membership at Big Canyon Country Club in Newport Beach, California, which Epicor acquired for Mr. Klaus as part of his initial offer letter from Epicor dated February 7, 1996, and pursuant to which Mr. Klaus joined Epicor as President and Chief Executive Officer in 1996.

The receipt of such benefits by Mr. Klaus pursuant to the Prior Agreement was subject to Mr. Klaus signing and not revoking a separation agreement and release of claims in a form reasonably acceptable to Epicor, and agreeing to not knowingly disparage, criticize, or otherwise make any derogatory statements regarding Epicor, its directors, or its officers.

Michael Pietrini Management Retention Agreement

On April 15, 2009, the Company, following approval by the Board of Directors, entered into a Management Retention Agreement (the “Pietrini Retention Agreement”) with Michael Pietrini in connection with his appointment as of April 15, 2009 as the Company’s Chief Financial Officer and executive vice-president of finance and administration. On July 29, 2010, Epicor and Mr. Pietrini amended the Pietrini Retention Agreement to grant Mr. Pietrini a right to reimbursement for loss on the sale of Mr. Pietrini’s Orange County, California residence following the termination of his employment in certain circumstances. Pursuant to the Pietrini Retention Agreement, effective April 15, 2009 (the “Effective Date”), as amended July 29, 2010, Mr. Pietrini is entitled to receive certain salary and benefits for the duration of his employment. In addition, pursuant to the Pietrini Retention Agreement, Mr. Pietrini is entitled to the following benefits upon termination:

In the event of Mr. Pietrini’s Involuntary Termination (as defined below) other than in connection with a Change of Control (as defined in the Pietrini Retention Agreement), Mr. Pietrini shall be entitled to the following benefits, subject to the execution of a separation agreement and release of claims in a form reasonably acceptable to the Company and compliance with Section 409A of the Internal Revenue Code:

•

nine (9) months of Mr. Pietrini’s Base Salary (as defined in the Pietrini Retention Agreement) as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll policies;

•

an amount equal to one (1) week of Mr. Pietrini’s Base Salary as in effect as of the date of the Involuntary Termination for each full year of Mr. Pietrini’s employment with the Company as measured from his initial hire date with the Company up to an amount equal to three (3) months of Mr. Pietrini’s Base Salary as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll practices;

•

an amount equal to a percentage of Mr. Pietrini’s on target annual bonus based on Mr. Pietrini’s bonus plan in effect at the time of such Involuntary Termination where such percentage is equal to the total number of weeks of severance granted to Mr. Pietrini under the two bullet points above (with the maximum being 52 weeks) divided by 52 weeks per year; and

Mr. Pietrini will have the right to continue his group health insurance (medical, dental and vision) under COBRA for the same total number of weeks following such Involuntary Termination as he is receiving severance under the first two bullet points above (with the maximum being 52 weeks), and the Company will reimburse Mr. Pietrini or pay directly for the actual COBRA premiums for which Mr. Pietrini is responsible during such period.

In the event of Mr. Pietrini’s Involuntary Termination within twelve (12) months following a Change of Control, Mr. Pietrini shall be entitled to the following benefits, subject to the execution of a separation agreement and release of claims in a form reasonably acceptable to the Company and compliance with Section 409A of the Internal Revenue Code. The consummation of the Offer will constitute a Change of Control under the Pietrini

Retention Agreement because the Purchaser will have acquired more than 50% of the aggregate voting power of all classes of voting equity stock of the Company.

•

an amount equal to twelve (12) months of Mr. Pietrini’s Base Salary as in effect as of the date of the Involuntary Termination, to be paid periodically in accordance with the Company’s normal payroll policies;

•	an amount equal to 100% of Mr. Pietrini’s target annual bonus as calculated from Mr. Pietrini’s bonus plan in effect at the time of the Involuntary Termination;

•

the right to reimbursement for a loss incurred by Mr. Pietrini on the sale of his Orange County residence in the event he chooses to relocate his residence from Orange County, providing that such sale enters escrow within the two year period beginning July 1, 2010; and

•

Mr. Pietrini will have the right to continue his group health insurance (medical, dental and vision) under COBRA for the twelve (12) month period following such Involuntary Termination, and the Company will reimburse Mr. Pietrini or pay directly for the actual COBRA premiums for which Mr. Pietrini is responsible during such period.

Upon the occurrence of Mr. Pietrini’s Involuntary Termination, regardless of whether or not such Involuntary Termination occurs within twelve (12) months following a Change of Control, and if following such Involuntary Termination Mr. Pietrini chooses to relocate his residence and family back to Minnesota from Southern California, the Company will reimburse Mr. Pietrini for his actual reasonable moving expenses incurred in moving and relocating his family and household to Minnesota from Southern California up to a total of $25,000. The Company will provide Mr. Pietrini a gross-up for any taxes incurred by him on any taxable relocation funds paid to him by the Company under the Pietrini Retention Agreement.

In the event that the severance and other benefits provided for in the Pietrini Retention Agreement constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and will be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, then Mr. Pietrini shall receive (i) a payment from the Company sufficient to pay such excise tax, and (ii) an additional payment from the Company sufficient to pay the excise tax and federal and state income taxes arising from the payments made by the Company to Mr. Pietrini.

As defined in the Pietrini Retention Agreement,

“Cause” means (i) any act of personal dishonesty taken by Mr. Pietrini in connection with his responsibilities as an employee which is intended to result in substantial personal enrichment of Mr. Pietrini; (ii) Mr. Pietrini’s conviction of a felony which the Board reasonably believes has had or will have a material detrimental effect on the Company’s reputation or business; (iii) a willful act by Mr. Pietrini which constitutes gross misconduct and is materially injurious to the Company; or (iv) continued willful violations by Mr. Pietrini of his obligations to the Company after there has been delivered to him a written demand for performance from the Company which describes the basis for the Company’s belief that he has not substantially performed his duties and after he has been given at least 10 business days in which to cure the circumstances identified in such written demand.

“Disability” means Mr. Pietrini’s inability due to any physical or mental condition to perform a substantial portion of his employment duties to the Company for twenty-four (24) or more consecutive weeks.

“Involuntary Termination” means Mr. Pietrini’s termination of employment as a result of the occurrence of any of the following without Mr. Pietrini’s express written consent, (i) a significant reduction of Mr. Pietrini’s duties, position or responsibilities relative to his CFO duties, position or responsibilities in effect immediately prior to such reduction, or the removal of Mr. Pietrini from such position, duties and responsibilities, unless he is provided with comparable duties, position and responsibilities; (ii) a reduction by the Company of Mr. Pietrini’s CFO base salary as in effect immediately prior to such reduction unless such reduction is made pursuant to and proportionately with any Company policy applicable to similarly-situated Company executives; (iii) the relocation of Mr. Pietrini to a facility or a location more than one hundred (100) miles from the Company’s current Irvine, California location; (iv) any purported termination of Mr. Pietrini’s CFO title by the Company which is not effected for Cause or for which the grounds relied upon are not valid; (v) Mr. Pietrini’s death or Disability; or (vi) the failure of the Company to obtain the assumption of the Pietrini Retention Agreement by any successors contemplated in the Pietrini Retention Agreement.

Severance and Change in Control Policy

The Company has a Severance and Change in Control policy (the “Severance Policy”) which applies to the Company’s executive officers (other than the current President and Chief Executive Officer, Mr. Klaus, and the current Chief Financial Officer and executive vice-president of finance and administration, Mr. Pietrini) and other company officers. Under the terms of the Severance Policy, the Company’s other executive officers, namely Mr. Clark, is entitled to the following severance benefits:

In the event of (i) an involuntary termination by the Company within twelve (12) months following a Change of Control (as defined in the Severance Policy) or (ii) a Constructive Termination (as defined below) within twelve (12) months following a Change of Control, the executive is entitled to the certain benefits in the event of the termination of his or her employment. The consummation of the Offer will constitute a Change of Control under the Severance Policy because the Purchaser will have acquired beneficial ownership of more than 50% of the aggregate voting power of all voting equity stock of the Company.

•	nine (9) months of the executive’s base salary as in effect as of the last regularly scheduled payroll period immediately preceding the executive’s termination of employment;

•	75% of the executive’s target annual bonus as calculated from the executive’s bonus plan in effect at the time of the executive’s termination of employment; and

•	nine (9) months of Company-paid COBRA.

The severance benefits described above will be paid by the Company in a single lump sum within thirty (30) days following the employment termination date or date of Constructive Termination; provided, however, that the COBRA benefits will be paid on a monthly basis.

As defined in the severance policy,

“Constructive Termination” means the executive’s termination of employment within ninety (90) days following the end of the Cure Period (as defined below) as a result of the occurrence of any of the following without the express written consent of the executive: (i) the relocation of the executive to a facility or location more than fifty (50) miles from the executive’s present location; (ii) a material adverse reduction of the executive’s duties, authorities or responsibilities; or (iii) a reduction of more than twenty-five percent (25%) of the executive’s base compensation; provided, however, that the executive must provide written notice to the Company of the condition that could constitute a “Constructive Termination” event within ninety (90) days of the initial existence of such condition and the Company must not have corrected such condition to the reasonable satisfaction of the executive within thirty (30) days (the “Cure Period”) following written notice to the Company.

Indemnification and Insurance

Section 145 of the DGCL authorizes a corporation to grant or a court to award indemnification to directors and officers in terms that are sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”). Epicor’s restated certificate of incorporation, as amended, and Epicor’s amended and restated bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL. Epicor’s amended and restated bylaws also provide that Epicor may purchase insurance to protect any director, officer, employee or agent against any liability, whether or not Epicor would have the power to indemnify such person against such liability under the DGCL. In addition, Epicor has entered into indemnification agreements with its directors and certain officers, pursuant to which these directors and officers are indemnified to the fullest extent permitted by Epicor’s restated certificate of incorporation, Epicor’s amended and restated bylaws and applicable law as the same exists or may be amended.

Pursuant to the Merger Agreement, Parent and Purchaser agreed that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees of Epicor or its subsidiaries as provided in their respective employers’ certificates of incorporation or bylaws or other organizational documents or in any agreement will survive the Offer or the Merger and will continue in full force and effect and will not be amended, repealed or modified in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of Epicor.

In addition, pursuant to the Merger Agreement, the Surviving Corporation will indemnify and hold harmless each current and former director or officer of Epicor or any of its subsidiaries against any costs or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to any action or omission or alleged action or omission in such person’s capacity as a director, officer or employee to Epicor or any of its subsidiaries or the Merger Agreement and any transaction contemplated therein.

For a period of six years after the Effective Time, Parent shall maintain in effect the current or substitute policies of officers’ and directors’ liability insurance maintained by Epicor and its subsidiaries from an insurance carrier with the same or better credit rating as Epicor’s current insurance carrier and on terms and coverage amounts no less favorable than the terms of such policies in effect on the date of the Merger Agreement; provided that neither Parent nor the Surviving Corporation shall be required to expend annually in excess of 275% of the annual premium paid by Epicor in its last full fiscal year for such insurance coverage, but in such case shall purchase the greatest amount of coverage available for such amount. Alternatively, Epicor shall be entitled to purchase, at or prior to the Effective Time, a “tail policy” from an insurance carrier with the same or better credit rating as Epicor’s current insurance carrier and on terms and conditions providing no less favorable benefits as the current policies of directors’ and officers’ liability insurance maintained by Epicor with respect to matters arising on or before the Effective Time subject to the maximum premium listed in the immediate preceding sentence.

Potential for Future Arrangements

Prior to the date hereof, representatives of Apax indicated their belief that the continued involvement of Mr. Klaus and other members of the management team of Epicor was integral to Epicor’s future success, and Mr. Klaus indicated that, in the event of a transaction between Apax and Epicor, he would look forward to any opportunity to continue in a management role at Epicor. While no such discussions between representatives of Apax, Parent or Epicor have occurred prior to the date of the Offer, representatives of Apax have indicated that Parent may, after the closing of the Offer (or, if required, the meeting of the Epicor shareholders to approve the transaction), at Parent’s sole discretion, offer certain current members of Epicor management the opportunity to convert all or a portion of their current equity interests of Epicor into, or otherwise invest (on terms that are no more favorable than those applicable to other investors) in, the equity of Parent or an affiliate of Parent. In furtherance thereof, Apax requested that Mr. Klaus execute a non-tender and support agreement which provides that Mr. Klaus will not tender his shares into the Offer, but rather will have his shares purchased directly by Parent for the Offer Price at the completion of the Offer, which would allow Apax to offer alternative consideration at its discretion to Mr. Klaus following the completion of the Offer; however Mr. Klaus is under no obligation to accept such alternative consideration. Further, representatives of Apax have indicated that Parent or an affiliate of Parent may, at its sole discretion, establish equity-based compensation plans for its management. Although it is likely that certain members of Epicor’s current management team will enter into arrangements with Parent or an affiliate of Parent regarding employment (and potentially severance arrangements) with, and the right to purchase or participate in the equity of, Parent or an affiliate of Parent, as of the date hereof no such discussions have occurred between members of Epicor’s current management and representatives of Parent or Apax and there can be no assurance that any parties will reach any such agreement.

(b)	Potential Payments upon a Termination In Connection with a Change of Control

The following table sets forth the approximate payments and/or benefits that would be owed to each of Epicor’s executive officers upon a qualifying termination of employment in connection with the Offer, assuming that the Offer is completed at the Offer Price and the termination of employment took place on the date following the consummation of the Offer.

Name	Benefit Type	Payment Upon a Qualifying Termination
L. George Klaus	Cash Payment(1)	$1,876,800
	Value of Continued Health Coverage(2)	$94,152
	Value of Equity Award Acceleration	(4)
Michael Pietrini	Cash Payment(1)	$618,000
	Value of Continued Health Coverage(3)	$16,447
	Value of Equity Award Acceleration	(4)
Russell Clark	Cash Payment(1)	$295,313
	Value of Continued Health Coverage(3)	$12,335
	Value of Equity Award Acceleration	(4)

(1)	Represents the cash lump sum termination payment payable under the management retention agreements with respect to Mr. Klaus and Mr. Pietrini and the Company’s Severance and Change of Control Policy with respect to Mr. Clark, both as outlined and described above.
(2)	Reflects approximate net present value of health care benefits to be received by Mr. Klaus under terms of his Management Retention Agreement.
(3)	Reflects estimated value of COBRA payments.
(4)	Pursuant to the Merger Agreement, all equity awards will vest and will be cashed-out upon the consummation of the Offer or the Merger, as applicable. Assuming no additional equity awards are granted following the Change of Control, none of Messrs. Klaus, Pietrini or Clark will be entitled to receive further payment in respect of their equity awards upon termination. The payments to Messrs. Klaus, Pietrini and Clark in respect of their equity awards are described above.

(c)	Arrangements with Parent or Purchaser

Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO and the description of the conditions of the Offer contained in Section 11 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and incorporated herein by reference to provide information regarding its terms.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Epicor. Epicor’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Epicor, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Merger Agreement contains representations and warranties Epicor, Parent and Purchaser made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by Epicor, Parent and Purchaser in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for purposes of allocating risk among Epicor, Parent and Purchaser rather than establishing matters as facts.

Non-Tender and Support Agreements. Immediately prior to the execution of the Merger Agreement, L. George Klaus, Richard H. Pickup (and affiliated entities) and Mr. Pickup’s son, Todd Martin Pickup (and affiliated entities), entered into Non-Tender and Support Agreements with Parent pursuant to which such stockholders have agreed upon the terms and subject to the conditions of such agreements (i) not to tender their Shares in the Offer, (ii) to support the Merger and, if applicable, vote their Shares in favor of adoption of the Merger Agreement and (iii) immediately following the consummation of the Offer and prior to the consummation of the Merger, to transfer all of their Shares (the “Support Agreement Shares”) to Parent or its affiliates in exchange for an amount equal to the Offer Price per Share. The Non-Tender and Support Agreements will terminate upon a termination of the Merger Agreement.

Based on a Schedule 13D filed with the SEC by Todd Martin Pickup and Vintage Trust II on April 7, 2011, Todd Martin Pickup beneficially owns 5,699,400 Shares, which represents approximately 8.9% of the outstanding number of Shares. Pursuant to Amendment No. 12 to Schedule 13D filed with the SEC by Richard H. Pickup on April 5, 2011, Richard H. Pickup beneficially owns 3,606,057 Shares, which represents approximately 5.6% of the outstanding number of Shares. Based on Amendment No. 1 to Schedule 13D filed with the SEC by L. George Klaus on April 5, 2011, Mr. Klaus beneficially owns 4,186,236 Shares, which represents approximately 6.5% of the outstanding Shares. Accordingly, as of such dates, the total number of Support Agreement Shares was 13,491,693 Shares, which represents approximately 21% of the outstanding Shares.

Tender and Support Agreement. Following the execution of the Merger Agreement, Elliott Management Corporation entered into a Tender and Support Agreement with parent pursuant to which such stockholder has agreed to tender its Shares in the Offer and support the Merger and, if applicable, vote its Shares in favor of adoption of the Merger Agreement upon the terms and subject to the conditions of such agreement. The Tender and Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement. Based on Amendment No. 1 to Schedule 13D filed with the SEC by Elliott Associates, L.P., Elliott International, L.P. and Elliott International Capital Advisors Inc. on April 5, 2011, Elliott Associates, L.P. beneficially owns 7,161,826 Shares, which represents approximately 11.0% of the outstanding number of Shares.

Equity Commitment Letter. Simultaneously with the execution of the Merger Agreement, Parent received two equity commitment letters from the Apax VII Funds (the “Equity Commitment Letters”) and entered to an Agreement and Plan of Merger, dated as of April 4, 2011 (the “Activant Merger Agreement”) by and among Parent, Sun5 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Activant Merger Sub”), and Activant Group Inc. Epicor, Parent and Purchaser are parties to one Equity Commitment Letter, and Activant Group Inc., Parent and Sun5 Merger Sub, Inc., a wholly owned subsidiary of Parent, are parties to the second Equity Commitment Letter. Pursuant to the Equity Commitment Letters, the Apax VII Funds have agreed to purchase equity (or, in certain circumstances, debt) securities of Parent in an aggregate amount of up to $647 million in cash to (i) fund a portion of the Aggregate Merger Consideration and, if applicable, the aggregate consideration in the Offer, as set forth in the Merger Agreement, and the aggregate Merger Consideration (as defined and as set forth in the Activant Merger Agreement), (ii) pay related fees and expenses upon the consummation of the Merger, the Offer or the Activant Merger (as the case may be) and the transactions contemplated by the Merger Agreement and the Activant Merger Agreement and (iii) repay or cause to be repaid indebtedness of the Epicor, Activant and their respective subsidiaries in accordance with the Merger Agreement and the Activant Merger Agreement (as applicable).

Confidentiality Agreement. On August 3, 2010, Epicor and Apax Partners, L.P., entered into a Confidentiality Agreement (the “Confidentiality Agreement”) in connection with the consideration of a possible negotiated transaction involving Epicor. Under the Confidentiality Agreement, the parties agreed, subject to certain customary exceptions, to keep all non-public information furnished by the disclosing party to the receiving party or its representatives confidential, to abide by certain standstill restrictions involving the other party’s securities until August 3, 2011, and not to solicit the other party’s employees until August 3, 2011.

Exclusivity Agreement. Epicor entered into an exclusivity agreement with Apax Partners, L.P., dated as of March 15, 2011 (the “Exclusivity Agreement”), in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Under the Exclusivity Agreement, the Company agreed not to solicit, negotiate or accept alternative proposals for the acquisition or certain other strategic transactions involving the Company before April 4, 2011 and, in certain circumstances, agreed to reimburse Apax Partners L.P. for its reasonable out-of-pocket expenses not to exceed $2,000,000. This summary of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(6) hereto and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with Epicor’s legal and financial advisors, at a meeting held on April 3, 2011, the board of directors unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger, the Top-Up Option and the other transactions contemplated by the Merger Agreement, and (ii) declared that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, the Offer, the Top-Up Option and the other transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth therein, are fair to and in the best interests of the stockholders of Epicor.

Accordingly, and for the other reasons described in more detail below, the board of directors unanimously recommends that Epicor’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required by the applicable provisions of Delaware law, vote their shares in favor of the adoption of the Merger Agreement.

A letter to stockholders communicating the board of directors’ recommendation and the press release issued by Epicor announcing the execution of the Merger Agreement are filed as Exhibits (a)(2)(A) and (a)(5)(A) hereto, respectively, and are incorporated herein by reference.

(b)	Background.

As part of its ongoing evaluation of Epicor’s business, the board of directors, together with senior management, continually reviews and assesses opportunities to increase stockholder value and achieve long term strategic goals, including, among other things, strategic alliances and partnerships to grow Epicor’s business, potential opportunities for business combinations, acquisitions, internal restructurings and investments and other strategic alternatives.

From time to time prior to June 2010, Epicor had received inquiries from various software companies and private equity firms, including Apax, interested in initiating discussions regarding a potential business combination. However, none of these inquiries proceeded beyond initial discussions.

In early June, Epicor received additional inquiries from several private equity firms, including Apax, seeking to initiate discussions regarding an acquisition. On June 21, 2010, L. George Klaus, Epicor’s Chairman

and Chief Executive Officer met with a representative of Apax and a representative of Elliott Associates, Epicor’s largest stockholder, to discuss a possible acquisition. Thereafter, on June 28, 2010, Epicor received an unsolicited nonbinding verbal expression of interest in a potential acquisition from a representative of Apax on behalf of funds advised by Apax. Apax proposed an all cash acquisition at $10.50 per share, subject to due diligence.

On July 1, 2010, the board of directors held a meeting, which was also attended by representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”). At the meeting, Mr. Klaus updated the board with respect to the expressions of interest received from Apax and other private equity firms. The representatives of WSGR reviewed with the board its fiduciary duties with respect to the unsolicited proposals. The board discussed the possibility of retaining a financial advisor, and a proposed response to Apax. Following the board meeting, at the direction of the board, Mr. Klaus responded to Apax that Epicor was then focused on pursuing its stand-alone strategy and further building the Company, and that Epicor had an upcoming board meeting at which it would conduct its annual strategy planning. Mr. Klaus indicated that the board intended to review the proposal in the context of that effort.

On July 20, 2010, Epicor also held a preliminary meeting with a software company, referred to herein as Party A, to explore the potential of a business combination transaction.

On July 28, the board of directors held a regularly scheduled board meeting that was attended by Epicor’s management and representatives of WSGR. At the meeting, among other topics, the board reviewed the Company’s recent business, financial and operational performance, future business plans, and potential acquisition candidates. The board also reviewed the expressions of interest from the private equity firms, as well as Epicor’s stock price performance and potential valuations discussed with three investment banking firms who had met with the Company with respect to a potential engagement. A representative of WSGR reviewed with the board its fiduciary obligations in the context of mergers and acquisitions, the current mergers and acquisitions and environment, and considerations regarding transactions with private equity firms. The board discussed potential responses to the private equity firms that had expressed interest, and other potential strategic and private equity buyers who might have interest. The board instructed management to work with the firms that had expressed interest in the Company to achieve additional certainty with respect to their proposals and then report back to the board.

On July 30, Mr. Klaus spoke with a representative of Apax and informed such representative that the board had authorized management to further explore a transaction, and that Epicor was prepared to execute a confidentiality and standstill agreement to facilitate the exchange of due diligence information. Later that day, Epicor provided a proposed confidentiality agreement to Apax. On August 2, 2010, Apax provided an initial due diligence request list to Epicor, and on August 3 2010, Apax provided comments on the confidentiality agreement, which was negotiated and executed later that day.

Also on August 3, 2010, Epicor provided a confidentiality agreement to Hellman & Friedman LLC (“Hellman & Friedman”), a private equity firm whose affiliated investment funds are the principal stockholders of Activant, and received a preliminary due diligence request from Hellman & Friedman. After negotiation, Epicor executed the confidentiality agreement with an affiliate of Hellman & Friedman on August 12, 2010.

On August 11, 2010 Epicor provided a proposed confidentiality agreement to a third private equity firm, Party B, which was ultimately executed after negotiation on August 12, 2010.

During late August and early September, Epicor provided preliminary due diligence to each of Apax, Hellman & Friedman and Party B, including in-person management meetings with each of them during the week of August 30, 2010 and the exchange of preliminary due diligence materials. Epicor requested that each firm provide a formal indication of interest by September 8, 2010.

On September 8, 2010, Apax submitted a formal nonbinding indication of interest for an acquisition of Epicor, reaffirming its price of $10.50 per share. Hellman & Friedman also submitted a formal nonbinding indication of interest for an acquisition by Activant of Epicor at $10.25 per share in cash. Party B declined to submit an offer.

On September 9, 2010, the board of directors met, with representatives of management and representatives of WSGR and Moelis & Company (“Moelis”) present. At the meeting, the board reviewed with Moelis the indications of interest received and preliminary valuation data with respect to the prices reflected in the two indications of interest received. The board discussed that there had been no interest received from Party A since July 2010. A representative of WSGR then reviewed with the board its fiduciary duties and the process for continued evaluation of the indications of interest. After discussion, the board authorized the retention of Moelis to act as Epicor’s financial advisor and authorized management to continue discussions with both Apax and Hellman & Friedman. On September 10, Party A contacted Mr. Klaus to indicate it was not interested in pursuing a business combination with Epicor at the present time.

Following the board meeting, Epicor contacted both Apax and Hellman & Friedman with respect to continuing discussions, indicating to both that it was not then prepared to engage in exclusive discussions. In mid-September, both Apax and Hellman & Friedman initiated more extensive due diligence on Epicor. On September 14, both Apax and Hellman & Friedman sent additional due diligence request lists to Epicor.

On September 14, 2010, Epicor executed a confidentiality agreement with another large stockholder of Activant, and a confidentiality agreement with Activant. On September 15, 2010, Epicor executed a confidentiality agreement with a third large stockholder of Activant and a consent that permitted Hellman & Friedman and the other large stockholders of Activant to discuss and enter into agreements and understandings among themselves regarding a potential transaction.

On September 17, 2010, Moelis received an unsolicited call from another private equity firm, Party C, expressing initial interest in pursuing an acquisition of Epicor.

In addition, on September 18, 2010, Epicor negotiated a confidentiality agreement that would be used by Apax in discussions regarding the proposed transaction with debt financing sources. Hellman & Friedman, together with Activant, and Apax each continued due diligence through September through multiple in-person meetings in late September and early October and an electronic data room prepared by Epicor.

On September 20, 2010, Epicor’s board approved the engagement of Moelis to serve as Epicor’s financial advisor by unanimous written consent, and Epicor and Moelis executed an engagement letter.

In mid-September, a representative of another software firm, Party D, met with John Hiraoka, Epicor’s Chief Marketing Officer and Executive Vice President, at Epicor’s headquarters to discuss potential ways in which the companies could work together.

On September 29, 2010, Moelis, on behalf of Epicor, provided a bid process letter outlining the terms for submitting a definitive offer to acquire Epicor, as well as a proposed form of merger agreement, to Apax and Hellman & Friedman. The bid process letter requested that a final binding written offer and a markup of the merger agreement be submitted by October 13, 2010.

On October 4, 2010, Epicor received a non-binding indication of interest from Party C proposing a transaction with a price of $10.00 to $11.00 per share.

On October 6, 2010, Epicor announced preliminary financial results for the third quarter of 2010 indicating that the Company expected to exceed previously provided guidance. Also on October 6, a representative of Party D sent an email to Michael Pietrini, Epicor’s Chief Financial Officer and Executive Vice President of Finance

and Administration, and Mr. Hiraoka requesting further discussions with Epicor. Mr. Hiraoka contacted Party D and indicated that Epicor would be in touch in the near future.

During the week of October 7, 2010, at the instruction of the board, Moelis contacted 5 potential strategic acquirers, including Party A, who were identified as the parties most likely to have a strategic interest in, and the capability of, acquiring Epicor. After initial inquiries, none of the strategic parties indicated an interest in pursuing discussions with Epicor.

On October 8, 2010, Hellman & Friedman indicated it could no longer support its proposed valuation of an acquisition by Activant of Epicor at $10.25. As result, Epicor terminated its discussions with Hellman & Friedman and Activant. Also, on October 8, 2010, Party C submitted a revised indication of interest at $11.00 to $12.00 per share.

Through early October, Apax continued due diligence on Epicor through an electronic data room prepared by Epicor.

On October 11, 2010, Epicor provided a confidentiality agreement to Party C, which was negotiated with Party C and executed on October 14, 2010. Party C provided a preliminary due diligence request list to Epicor.

On October 14, 2010, the board of directors met with representatives of WSGR and Moelis present. Mr. Klaus reviewed the discussions with the private equity firms. He noted that Party B and Hellman & Friedman had declined to move forward and that Apax had indicated that it would not be able to submit a proposal by the October 13, 2010 deadline and had requested an extension until October 18, 2010. Mr. Klaus reported that Party C had submitted a non-binding indication of interest in the range of $11.00 - $12.00 per share. The board then discussed the process that had been pursued to date, as well as Epicor’s recent, historical and projected operating results. Next, Moelis provided various valuation analyses with respect to Epicor. Following discussion, the board authorized Moelis to inform Apax that it should submit a final indication of interest, including an improved price, by October 18, 2010 and to communicate to Party C that an indication of interest below $12.00 per share was unlikely to result in continued discussions.

On October 16, 2010, the Chief Executive Officer of Party D sent a letter to Mr. Klaus proposing further discussions regarding the possibility of a strategic business combination between the parties.

On October 18, 2010, Apax indicated to Epicor that it could no longer support its proposed valuation of $10.50 per share, and Epicor terminated discussions with, and access to due diligence by, Apax.

On October 20, 2010, Party C held a preliminary meeting with Epicor’s management.

On October 25 and 26, 2010, the board of directors held a regularly scheduled meeting; representatives of Moelis were present for a portion of the meeting. In addition to the regularly scheduled operational and financial business of the meeting, Moelis reviewed the contacts with various private equity firms and potential strategic partners. The board then confirmed its prior direction with respect to Party C, including its expectations regarding price in excess of $12.00, which was communicated to Party C on October 27, 2010. Thereafter, Party C did not provide any continued indication of interest in acquiring Epicor.

On November 29, 2010, representatives from Party D met with Mr. Klaus with other representatives of Epicor present to discuss a potential strategic relationship. The Party D representatives indicated that they were not planning to pursue an acquisition or other strategic transaction in the near term.

In November and early December 2010, Apax approached Moelis and Epicor requesting permission under Epicor’s confidentiality agreement with Apax to engage in discussions with Hellman & Friedman and Activant regarding a potential acquisition by Apax of Activant which Apax intended to combine with an acquisition of

Epicor to enable Apax to offer a greater price per share to Epicor’s stockholders. On December 3, 2010, Epicor provided a waiver to Activant that permitted Activant to discuss with Apax and Hellman & Friedman its conclusions and analyses regarding Activant’s due diligence investigation of Epicor, but not provide Epicor’s information to Apax or Hellman & Friedman without prior consent of Epicor.

On December 7, 2010, Apax, following notification to Moelis, submitted a new nonbinding indication of interest, which contemplated a cash acquisition of Epicor for $10.60 per share in cash with a simultaneous acquisition by Apax of Activant pursuant to which the businesses of Activant and Epicor would be combined. Apax requested that Epicor agree to a period of exclusive negotiations with respect to the proposal. Apax also included a marked copy of the merger agreement proposed by Epicor on October 10, 2010, together with debt and equity commitment letters and a proposed support agreement.

On December 7, 2010, the board of directors held a meeting with representatives of management, Moelis and WSGR in attendance. The board reviewed with Moelis and WSGR the history of the negotiations with Apax and the new proposal received from Apax. The board also reviewed Epicor’s financial outlook and recent stock price performance. Moelis then reviewed with the board various valuation methodologies for the Company and recent precedent transactions. Next, a representative of WSGR reviewed the board’s process to date and fiduciary duties with respect to the proposal. After discussion, the board concluded to authorize management to express to Apax that it remained confident in its stand-alone plan, and it believed its stand-alone plan offered higher potential value to stockholders than the Apax offer and was therefore rejecting Apax’s offer. Mr. Klaus communicated this conclusion in writing to Apax following the meeting on December 8, 2010.

On December 9, 2010, Apax submitted a revised nonbinding indication of interest for a cash acquisition of Epicor for $11.00 per share, again contemplating a combination with Activant and an exclusive negotiating period. Epicor notified Apax on December 10, 2010 that it was currently focused on completing its fourth quarter and year end and planning for 2011, and its board would not be in a position to consider the offer until its regularly scheduled meeting in early February 2011. Thereafter, Apax sent a letter on December 16, 2010 to Epicor highlighting financial aspects of its offer, to which Epicor responded on December 17, 2010 reiterating its December 10, 2010 message.

On January 13, 2011, a representative of Apax and Mr. Klaus held a lunch meeting at which they spoke briefly about Epicor’s recent financial performance and Mr. Klaus reiterated that Epicor was not in a position to respond to Apax’s December proposal until its February board meeting. During January and early February, Apax was in contact with representatives of Moelis regarding the state of the financing markets, Epicor’s recent results, and its continued interest in acquiring Epicor.

On February 7, 2011, Apax submitted a revised nonbinding indication of interest for a cash acquisition of Epicor at $12.00 per share, again contemplating a combination with Activant and requesting a three-week exclusive negotiating period.

On February 8, 2011, the board of directors held a regularly scheduled meeting with representatives of Moelis and WSGR present. Representatives from Moelis gave a presentation to the board on valuation. The board considered the revised Apax offer and determined to continue to pursue its stand-alone strategy. The board directed management and Moelis to inform Apax that it was not interested in pursuing a transaction at this time. On February 9, 2010, Epicor sent a letter to Apax indicating it had carefully reviewed Apax’s proposal, and rejected it.

On March 8, 2011, while Mr. Klaus was attending an investor conference in New York, representatives of Apax invited Mr. Klaus to dinner, where the Apax representatives again indicated Apax’s interest in acquiring Epicor and Activant. Mr. Klaus indicated that while Apax’s prior offer had been rejected and the Company continued to pursue its stand-alone strategy, the board would review proposals received from Apax that were in excess of the previous $12.00 proposal.

In the following days, Mr. Klaus and representatives of Apax had a discussion in which representatives of Apax indicated, as they had periodically throughout the course of discussions relating and leading up to the transaction, their belief that the continued involvement of Mr. Klaus and other members of the management team of Epicor was integral to Epicor’s future success, and Mr. Klaus indicated that, in the event of a transaction between Apax and Epicor, he would look forward to any opportunity to continue in a management role at Epicor.

On March 11, 2011, Apax submitted a revised nonbinding indication of interest a cash acquisition of Epicor at $12.50 per share, again contemplating a combination with Activant and an exclusive negotiating period, after which if Epicor did not accept Apax’s proposal it would reimburse Apax’s expenses. Apax indicated it had negotiated a full merger agreement with Activant. Apax also provided a list of supplemental due diligence requests to enable it to complete the diligence investigation it had begun in 2010. Apax indicated a desire to execute a transaction on April 4, 2011. Also on March 11, 2011, one of Epicor’s competitors, Lawson Software, disclosed it had received an unsolicited acquisition proposal from Golden Gate Capital and its portfolio company, Infor, to acquire Lawson.

On March 14, 2011, the board of directors held a meeting with representatives of management, WSGR and Moelis in attendance. At the meeting, the board reviewed the revised Apax indication of interest, as well as the developments with respect to Lawson. Representatives of management and Moelis reviewed with the board the process conducted by the board during 2010 and 2011, and Moelis presented to the board its valuation analysis with respect to the proposal. The board also discussed with Moelis the likelihood that, particularly in light of the process conducted to date, another party would be able to provide an indication of interest at a higher price. A representative of WSGR reviewed with the board its fiduciary obligations, including with respect to entering into an exclusivity agreement, and the role of Epicor’s previous efforts to solicit interest as well as a post-agreement “go-shop” market check. At the conclusion of the meeting, the board authorized the Company to enter into exclusive negotiations with Apax for a limited period of time and to reimburse Apax’s expenses if, at the end of the exclusive negotiation period, Apax was prepared to complete the transaction and Epicor rejected the proposal. The board indicated that Epicor should convey to Apax that deal certainty and price were of paramount importance, and representatives of Moelis and WSGR delivered this message to Apax and Kirkland & Ellis LLP, counsel to Apax (“Kirkland & Ellis”) following the board meeting.

On March 15, 2011, Apax provided a revised exclusivity agreement to Epicor which required Epicor to negotiate exclusively through April 4, 2010 and provided for reimbursement of $2,000,000 of Apax’s expenses unless Apax notified Epicor of a modification of its proposed offer price to below $12.50 per share. On March 16, 2011, Epicor provided a revised version of the exclusivity agreement which specified that up to $2,000,000 of reasonable and documented, out-of-pocket expenses would only be payable if Apax was prepared to enter into a definitive agreement with a transaction price of $12.50 or higher on reasonable terms and conditions, including a go-shop with a two-tier breakup fee that would result in a lower termination fee for parties identified in the go-shop. The parties executed the exclusivity agreement later that day.

On March 17, 2011, Epicor reopened access to the electronic data room to Apax and its advisors and began providing the additional due diligence information requested by Apax. From March 17 through March 30, Epicor and Apax and their advisors held numerous due diligence calls with respect to Apax’s remaining diligence requests. In addition, on March 18, 2010, Apax provided copies of the equity commitment letter and support agreement that had been provided as part of its earlier December proposal, and indicated that it was prepared to use the same terms for the equity commitment letter and support agreement, which would terminate if the Merger Agreement were terminated. However, Apax indicated it would provide a slightly revised merger agreement, which would include “go-shop” provisions, and new debt commitment letters. On March 22, 2010, Apax delivered a draft merger agreement to Epicor, and on March 24, 2010, Apax delivered to Epicor a draft of its proposed acquisition agreement with Activant. Apax indicated it would seek support agreements from Richard and Todd Pickup and Mr. Klaus. Also, in late March, Apax indicated to Moelis concerns Apax had identified in due diligence which had the potential to impact Apax’s proposed price. Apax requested that it be given consent under its confidentiality agreement to speak with Elliot Associates, Epicor’s largest stockholder, in order to request a support agreement that would enable Elliott Associates to participate in the transaction. Representatives of Moelis indicated to Apax that Epicor was resolute with respect to the $12.50 price per share and that Apax would need to arrange financing to meet that price. In addition, Epicor indicated that it would permit discussions between Apax and Elliot Associates only if such discussions were not subject to disclosure by Elliot Associates.

On March 27, 2011, Apax delivered proposed debt commitment letters to Epicor, and on March 28, 2011, Epicor delivered a revised merger agreement to Apax, including revisions to the go-shop provisions and termination rights and fee provisions, including those relating to the termination of the Activant transaction, the completion of which was a condition to the completion to the Epicor acquisition.

On March 30, 2011, the board of directors held a meeting with representatives of WSGR and Moelis present. At the meeting, representatives of WSGR reviewed with the board its fiduciary duties and the principal areas of negotiation with respect to the definitive agreements, as well as the request to contact Elliott Associates. Representatives of Moelis then reviewed the financial aspects of the proposal and valuation of Epicor using various methodologies. The board authorized management and its advisors to continue negotiating with Apax. Later that day, Apax provided a revised equity commitment letter to Epicor, which letter reflected changes negotiated by Activant in the equity commitment letter for the Activant transaction. The board also met in executive session without Mr. Klaus and Richard Pickup, in light of Apax’s request that they each execute support agreements for the transaction.

On March 31, 2011, Epicor provided draft disclosure schedules to the merger agreement to Apax, and Apax provided a further revised merger agreement to Epicor. Significant open issues in the merger agreement included the size of the termination fees, whether a termination fee would be payable in the event of termination of the Activant transaction not caused by Apax, and overall structure of the transaction as it related to timing. On April 1 and 3, 2011, representatives of WSGR and Kirkland & Ellis held teleconferences to further negotiate the merger agreement and exchanged drafts of the merger agreements and the related agreements.

On April 1, 2011, the board of directors met, with representatives of WSGR and Moelis present. At the meeting, representatives of WSGR reviewed with the board the status of the negotiations of the definitive agreements with Apax, including the remaining open issues which included the size and conditions for payment of the termination fees and reverse termination fees. The representatives of WSGR also informed the board that the support agreements being requested by Apax from Mr. Klaus and Richard and Todd Pickup would reflect that the each of them not tender shares into the Offer, but would agree to sell their shares to Apax at the Offer Price upon conclusion of the Offer, and agree to vote in favor of the Merger. The board discussed the open issues and provided guidance on resolution of them, and authorized management and Epicor’s advisors to continue negotiations. The board then met in executive session without Mr. Klaus and Richard Pickup.

On April 3, 2011, Apax informed Epicor that it would not be requiring a support agreement from Elliott Associates in connection with the execution of the Merger Agreement.

Later on April 3, 2011, the board of directors met with representatives of management, WSGR and Moelis present. Representatives of WSGR reviewed with the board its fiduciary duties with respect to entering into a proposed transaction with Apax, and provided a review of the resolution of the open issues discussed at the prior board meeting and of the final terms of the definitive agreements and the proposed amendment to Epicor’s stockholder rights plan to facilitate the transaction. Representatives of Moelis then presented an updated valuation analysis of the Apax proposal, and, based on that analysis, orally rendered Moelis’s opinion, subsequently confirmed in writing, that the Offer Price was fair, from a financial point of view, to the stockholders of Epicor. Representatives of management then reviewed with the board the communication plans for announcement of the transaction, and management and WSGR reviewed with the board the process that would follow the announcement of the transaction. The board then unanimously resolved to approve the transaction, including the Merger Agreement, with Apax, and recommended that Epicor stockholders tender their shares into the Offer and, if necessary, adopt the merger agreement. The board also appointed a committee of independent directors to oversee the go-shop process.

Following the board meeting, in the late evening of April 3, 2011, Apax contacted Epicor to indicate that it had spoken with Elliott Associates and that Elliott Associates was prepared to execute a support agreement pursuant to which Elliott Associates would receive the same consideration for its shares as other stockholders of Epicor, but that the Epicor board would need to acknowledge such agreement. Epicor responded that, as its board had concluded its meeting earlier in the evening, it would not be in a position to do so before the planned announcement of the transaction. However, Apax, Epicor and Elliott Associates agreed that Elliott Associates would make a public statement of its support of the transaction. Thereafter, Apax, Parent and Epicor executed the definitive agreements for the transaction and Parent and Purchaser executed support agreements with Mr. Klaus, Richard Pickup and Todd M. Pickup.

On April 4, 2011, Epicor issued a press release announcing the transaction.

Following the announcement, on April 3, 2011, the board’s go-shop committee met with representatives of Moelis to identify parties that they believed might have an interest in making a superior proposal to the agreement with Apax. At the instruction of the committee, representatives of Moelis began contacting such parties during the week of April 4, 2011.

In addition, during the week of April 4, 2011, Apax requested that the Epicor acknowledge approval of Elliott Associates entering into a tender and support agreement. The Epicor board did so by unanimous written consent on April 10, 2011. Also on April 10, 2011, Elliott Associates executed a support agreement.

(c)	Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the board of director’s consulted with Epicor’s senior management, outside legal counsel and outside financial advisors. In recommending that Epicor’s stockholders accept the Offer and tender their Shares in the Offer, the board of directors considered a number of factors. The following is a summary of the material factors that supported this decision:

•

Epicor’s Operating and Financial Condition – the board of directors’ knowledge of Epicor’s business, financial condition, results of operations, prospects and competitive position and its belief that the Offer and the Merger are more favorable to Epicor’s stockholders than any other strategic alternative reasonably available to Epicor, including remaining as a stand-alone entity;

•

Prospects of Epicor – the board of directors’ belief, based on the board’s strategic planning process and conversations with management and its financial advisor, Moelis that the highly competitive environment in which Epicor operates and continuing consolidation in the industry pose significant challenges to Epicor’s ability to create stockholder value as an independent company, including the fact that many of Epicor’s competitors have greater name recognition, access to larger customer bases and substantially greater resources;

•

Discussions with Third Parties – the results of Epicor’s discussion with third parties other than Apax prior to the entry of exclusive negotiations with Apax, including contact and meetings with several potential strategic partners and private equity firms, none of whom had indicated they would be in a position to make a proposal with a higher value than the transaction with Apax.

•

Superior Price – the $12.50 per Share consideration payable pursuant to the Merger Agreement represents a premium of approximately 11.2% to the closing price per share of the Shares on April 1, 2011, the last full trading day prior to the announcement of the execution Merger Agreement, approximately 18.9% to the average closing price of the Shares over the 30 calendar days prior to the announcement of the execution of the Merger Agreement and approximately 34.4% premium over the average closing price for the 52-week period prior to the announcement of the execution of the Merger Agreement;

•

Terms of the Merger Agreement – The Provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination fees payable by Epicor including, but not limited to:

•

Cash Tender Offer/Merger – the Offer and the Merger provide for a prompt cash tender offer for all Shares and, regardless of whether the Offer is consummated, a merger for the same consideration, subject in each case to the satisfaction of certain conditions, thereby enabling Epicor’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares;

•

Go-Shop Period – the fact that the terms of the Merger Agreement provide for a 30-day post-signing “go-shop” period during which Epicor may solicit additional interest in transactions and provide information, and, after such 30-day period, continue discussions and negotiations with certain persons, under certain circumstances;

•

Fiduciary Termination Right – prior to the earlier of the consummation of the Offer and obtaining the requisite stockholder approval for a one-step merger under the DGCL, the board of directors may terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement) if the board of directors (A) has received a bona fide Competing Proposal (as defined in the Merger Agreement) that is not withdrawn and did not arise in violation of the terms of the Merger Agreement and that, in the good faith determination of the board of directors after consultation with its financial and legal advisors, constitutes a Superior Proposal and (B) determines in good faith, after consultation with its financial and legal advisors, that failure to terminate the Merger Agreement and enter into a definitive agreement with respect to such Superior Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; provided however, Epicor may not effect such termination of the Merger Agreement unless (i) Epicor has provided a written notice with respect thereto to Parent and Purchaser that Epicor will take such action within three business days following the delivery of such notice; (ii) during the three business day period following Parent’s and Purchaser’s receipt of such notice, Epicor has agreed to negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and the financing commitments described therein so that such Superior Proposal ceases to constitute a Superior Proposal; (iii) following the end of such three business day period, the board of directors has determined in good faith after consultation with its financial and legal advisors, taking into account any changes to the Merger Agreement and the financing commitments described therein proposed in writing by Parent and Purchaser in response to such notice or otherwise, that the Superior Proposal giving rise to such notice continues to constitute a Superior Proposal; and (iv) pays a termination fee, as further described below;

•

Change of Recommendation – prior to the earlier of the consummation of the Offer and obtaining the requisite stockholder approval for a one-step merger under the DGCL, the board of directors may withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the board of directors of the Merger Agreement or the transactions contemplated hereby if events, facts, developments, circumstances or occurrences that affect the business, assets or operations of Epicor or its subsidiaries that were not known by Epicor as of the date the Merger Agreement become known and as a result thereof, the board of directors determines in good faith, after consultation with its financial and legal advisors, that failure to take such action may be inconsistent with the directors’ fiduciary duties under applicable law; provided, however, Epicor may not take such actions unless (i) Epicor has provided a written notice with respect thereto to Parent and Purchaser that Epicor will take such action within three business days following the delivery of such notice; (ii) during the three business day period following Parent’s and Purchaser’s receipt of such notice, Epicor has agreed to negotiate with Parent and Purchaser in good faith (to the extent Parent and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement and the financing commitments described therein failure to effect such recommendation change would no longer be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law; and (iii) following the end of such three business day period, the board of directors has determined in good faith after consultation with its financial and legal advisors, taking into account any changes to the Merger Agreement and the financing commitments described therein proposed in writing by Parent and Purchaser in response to such notice or otherwise, that failure to effect such recommendation change would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable law;

•

Fairness Opinion from Moelis – the receipt by our board of directors of Moelis’ oral opinion, subsequently confirmed in writing, that, as of April 3, 2011, and subject to the assumptions, qualifications and limitations set forth in its written opinion, the per share price of $12.50 in cash, without interest, for each outstanding share of our Common Stock specified in the Merger Agreement was fair, from a financial point of view, to the Epicor stockholders, and the review of Moelis’ opinion and the analyses underlying it that Moelis provided to our board of directors (we urge you to read Moelis’ opinion, which is attached hereto as Annex II carefully in its entirety as well as the information contained in “The Offer – Opinion of the Financial Advisor to Our Board of Directors” beginning on page XX for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Moelis);

•	Reverse Termination Fee – if the Merger Agreement is terminated under specified circumstances, Parent is required to pay a fee to Epicor of up to $60 million;

•

Top-Up Option – the “top-up option” granted to Purchaser to purchase from Epicor, under certain circumstances following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares sufficient to cause Purchaser to own one Share more than 90% of the Shares then outstanding, which could permit Purchaser to consummate the Merger more quickly as a short form merger under Delaware law; in addition, any dilutive impact on the value of the shares of Epicor’s common stock as a result of the issuance of such additional shares will not be taken into account in any determination of the fair value of any Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the DGCL, except as may be required by applicable law;

•

Support Agreements – concurrently with the execution of the Merger Agreement, stockholders controlling, in the aggregate, approximately 21% of the outstanding Shares executed Support Agreements pursuant to which they agreed to sell their Shares to Parent at the Offer Price. In addition, Elliott Management Corporation, on behalf of itself and its affiliates (together, “Elliott”), which controls approximately 11% of the outstanding Shares, indicated its support for the transaction (Elliott issued a press release to this effect on April 4, 2011 and subsequently entered into a tender and support agreement on April 10, 2011 pursuant to which it agreed to tender its Shares into the Offer), making it more likely that the transaction will be completed promptly;

•	Business Reputation of Apax – the business reputation and capabilities of Apax and its management and the substantial financial resources of Apax and, by extension, Parent and Purchaser; and

•	Availability of Appraisal Rights – the availability of appraisal rights in connection with the Merger to stockholders who comply with all of the required procedures under the DGCL.

The board of directors also considered a variety of uncertainties and risks in its deliberations concerning the Merger Agreement, which weighed against the approval of the Offer, including the following:

•

Failure to Close – the risks and costs to Epicor if the Offer and the Merger are not consummated, including the diversion of the attention of Epicor’s directors, executive officers and associates, the potential loss of employees, customers and business partners, and the incurrence of significant transaction costs;

•

Financing Condition – the fact that the consummation of the Offer is subject to Parent’s receipt of debt financing and while the Merger is not subject to a similar condition, Epicor is not entitled to seek specific performance of the consummation of the Merger and funding of the equity commitment pursuant to the Equity Commitment Letters unless the debt financing is available and might, therefore, only be entitled to receive the reverse termination fee if the debt financing is not available;

•

Activant Merger – the fact that the consummation of the Offer and the Merger is conditioned on the closing of Parent’s acquisition of Activant pursuant to the Activant Merger Agreement (the “Activant Merger”) as described more fully in the Offer to Purchase and that, if the Activant Merger is not completed, the Merger Agreement will be terminated and Epicor’s remedies will be limited, although Epicor is entitled to a cash termination fee from Parent for certain Activant-related terminations of the Merger Agreement;

•

Regulatory Risk – the fact that the Merger will be subject to antitrust review under the HSR Act, which could delay or prevent completion of the Merger, despite Epicor’s efforts to negotiate terms and conditions in the Merger Agreement that optimize the likelihood that all required approvals will be obtained;

•

No Future Growth Opportunity – while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger Agreement, tendering of Shares in the Offer and the consummation of the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of Epicor;

•

U.S. Federal Income Tax Consequences – the all-cash consideration to be received by the stockholders who are U.S. persons in the Offer and the Merger would be taxable to such stockholders who have a gain for U.S. federal income tax purposes;

•

Termination Fee – the ability of Parent to match a competing proposal, and the fact Epicor may be required to pay Parent a termination fee of up to $40,000,000, which fee will be reduced to $15,000,000 with respect to the termination of the Merger Agreement during the go-shop period or the five day period thereafter if a transaction is entered into with party that makes a qualifying proposal during the go-shop period, which the board of directors understood, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, were conditions to Parent’s willingness to enter into the Merger Agreement and were reasonable in light of, among other things, the benefits of the Offer and the Merger to stockholders; and

•

Restrictions on Conduct of Business – the restrictions on the conduct of Epicor’s business prior to the completion of the transaction, generally requiring Epicor to conduct its business in the ordinary course of business, which may delay or prevent Epicor from undertaking business opportunities that may arise pending completion of the transaction, whether or not consummated.

The foregoing discussion of information and factors considered by the board of directors and the reasons for making its recommendation is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors and the material reasons for making its recommendation. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger and the related reasons for making its recommendation, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in and the related reasons for reaching determinations and recommendations. In addition, individual members of the board of directors may have given different weights to different factors and reasons.

In arriving at their respective recommendations, the directors of Epicor were aware of the interests of executive officers and directors of Epicor as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d)	Opinion of Epicor’s Financial Advisors

Opinion

At the meeting of the Company’s board of directors on April 3, 2011, Moelis delivered its oral opinion, which was later confirmed in writing, that based upon and subject to the conditions and limitations set forth in its written opinion, as of April 3, 2011, the Consideration to be received by the stockholders of the Company in the Transaction is fair from a financial point of view to such stockholders.

The full text of Moelis’ written opinion dated April 3, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II to this document and is incorporated herein by reference. Stockholders are urged to read Moelis’ written opinion carefully and in its entirety. The following summary describes the material analyses underlying Moelis’ opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. Moelis’ opinion is limited solely to the fairness of the Consideration from a financial point of view as of the date of the opinion and does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company. Moelis’ opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares in the Tender Offer, how such stockholder should vote with respect to the Merger or any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Moelis deemed relevant;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Moelis by the Company;

•

conducted discussions with members of senior management and representatives of the Company concerning the matters described in the foregoing, as well as the business and prospects of the Company generally;

•

reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies in lines of business that Moelis deemed relevant;

•	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed a draft of the Agreement, dated April 3, 2011;

•	reviewed a draft of the Activant Merger Agreement, dated March 22, 2011;

•	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by Moelis for the purpose of its opinion and has, with the consent of the board of directors of the Company, relied on such information being complete and accurate in all material respects. In addition, at the direction of the board of directors of the Company, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-

sheet, or otherwise) of the Company, nor was Moelis furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, Moelis assumed, at the direction of the board of directors of the Company, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date hereof. Moelis assumed, with the consent of the board of directors of the Company, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction would be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or Parent or the Transaction.

Financial Analyses

The following is a summary of the material financial analyses presented by Moelis to the board of directors of the Company at its meeting held on April 3, 2011, in connection with the delivery of its oral opinion at that meeting and its subsequent written opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Selected Public Companies Analysis

Moelis compared selected financial metrics of the Company with similar data for eight publicly traded companies listed below. Moelis selected companies that are providers of enterprise resource planning and supply chain software. For each of the selected companies, Moelis calculated various multiples, including:

•	the ratio of total enterprise value to earnings before interest, taxes, depreciation, and amortization, or EBITDA, for the last twelve months, or LTM, as of the last available financial filings;

•	the ratio of total enterprise value to estimated EBITDA for the 2011 calendar year;

•	the ratio of price to estimated earnings per share for the 2011 calendar year; and

•	the ratio of price to estimated earnings per share for the 2012 calendar year.

The calculations for the Company below were based on closing trading prices on April 1, 2011 and forecasted financial information provided by the Company’s management and consensus estimates from Thomson. The calculations for the selected public companies identified below were based on closing trading price on April 1, 2011, publicly available information and consensus estimates for 2011 and 2012 from Thomson. The following table summarizes the above multiples for the selected companies:

	EV/EBITDA		Price/EPS
	LTM(1)	2011E	2011E	2012E
Large Cap ERP
Oracle Corp.	10.9x	9.8x	14.9x	13.5x
SAP AG	12.8x	11.6x	16.4x	14.4x
Median	11.9x	10.7x	15.7x	14.0x

Middle Market ERP and Supply Chain
Lawson Software (Unaffected)(2)	11.1x	9.9x	18.1x	15.8x
JDA Software	8.7x	7.7x	14.1x	12.2x
Unit 4 N.V.	9.8x	8.5x	13.1x	11.4x
Exact Holding NV	10.3x	9.3x	14.4x	13.5x
Deltek, Inc	12.1x	10.5x	20.5x	14.6x
Manhattan Associates	12.2x	9.4x	18.5x	16.3x
Median	10.7x	9.4x	16.3x	14.0x
Epicor @ $12.50 (Consensus)	13.4x	12.3x	17.5x	15.9x
Epicor @ $12.50 (Management)	13.4x	11.4x	18.0x	16.9x

(1)	LTM as of latest financial reports; Epicor LTM as of December 31, 2010.
(2)	Closing price as of March 7, 2011, prior to news story (and subsequent confirmation and announcement of the receipt of an unsolicited offer for $11.25) that Lawson had hired Barclays Capital to explore strategic alternatives for Lawson.

Based on the foregoing, Moelis applied multiple ranges of 8.5x to 12.0x to the Company’s LTM EBITDA, 8.0x to 10.5x to the Company’s 2011 EBITDA, 13.5x to 18.5x to the Company’s 2011 estimated earnings per share, and 11.5x to 15.5x to the Company’s 2012 estimated earnings per share. The following table summarizes the resulting calculations of implied enterprise value, equity value and equity value per share:

	Implied Enterprise Value		Equity Value		Equity Value Per Share
	Low	High	Low	High	Low	High
EV / LTM EBITDA	$618.2	$872.8	$443.9	$698.4	$6.93	$10.89
EV / 2011E EBITDA	687.9	902.8	513.5	728.5	8.01	11.36
2011E P / E	—	—	—	—	9.38	12.86
2012E P / E	—	—	—	—	8.48	11.43

Based on the foregoing, Moelis calculated a reference range of equity value per share for the Company common stock of $8.20 to $11.65.

Selected Transactions Analysis

Moelis compared selected transaction metrics of the Transaction with similar data for nine transactions listed below. Moelis selected the transactions based on targets that are providers of enterprise resource planning and supply chain software.

For each of the selected transactions, Moelis calculated various multiples, including:

•	the ratio of total enterprise value to LTM maintenance revenue;

•	the ratio of total enterprise value to LTM and next twelve months, or NTM, EBITDA; and

•	the ratio of price to earnings per share for the identified target company for the NTM following the announcement of the transaction.

The calculations for the Company below were based on the transaction price and forecasted forward information provided by the Company’s management and consensus estimates from Thomson. The calculations for the transactions identified below were based on publicly available information. The following table summarizes the above multiples for the selected transactions:

Announce Date	Acquirer	Target	EV/ Maintenance Revenue	EV/EBITDA		Price/EPS
			LTM	LTM	NTM	NTM
03/11/11	Infor / GGC	Lawson (@ $11.25 offer)	5.01x	12.7x	11.4x	20.6x
11/05/09	JDA Software	i2 Technologies	5.16x	6.5x	8.0x	20.2x
01/31/08	Unit 4 Agresso	CODA	NA	12.6x	11.7x	17.6x
12/17/07	Epicor	NSB Retail	4.50x	13.3x	11.1x	12.5x
08/03/06	IBM	MRO Software	7.11x	16.1x	13.9x	25.0x
05/15/06	Infor / GGC	SSA Global	4.60x	11.1x	9.4x	15.4x
04/24/06	JDA Software	Manugistics	2.92x	10.2x	9.3x	NM
11/07/05	Infor / GGC	GEAC Computer	NA	7.9x	8.4x	14.3x
01/26/05	Infor / GGC	Mapics	2.82x	8.0x	7.0x	21.6x
Median			4.60x	11.1x	9.4x	18.9x
Epicor @ $12.50 (Consensus)			5.04x	13.4x	12.3x	17.5x
Epicor @ $12.50 (Management)			5.04x	13.4x	11.4x	18.0x

Based on the foregoing, Moelis applied multiple ranges of 4.25x to 5.00x to the Company’s LTM maintenance revenue, 10.0x to 13.0x to the Company’s LTM EBITDA, 9.0x to 11.5x to the Company’s 2011 EBITDA, and 15.0x to 20.5x to the Company’s 2011 earnings per share. The following table summarizes the resulting calculations of implied enterprise value, equity value and equity value per share:

	Implied Enterprise Value		Equity Value		Equity Value Per Share
	Low	High	Low	High	Low	High
EV / LTM Maint. Revenue	$823.2	$968.5	$648.9	$794.1	$10.12	$12.38
EV / LTM EBITDA	727.3	945.5	553.0	771.2	8.63	12.02
EV / NTM EBITDA	773.8	988.8	599.5	814.5	9.35	12.69
Price / NTM EPS	—	—	—	—	10.43	14.25

Based on the foregoing, Moelis calculated a reference range of equity value per share of Company common stock of $9.65 to $12.85.

Discounted Cash Flow Analysis

Moelis performed a discounted cash flow analysis of the Company using projections prepared by the Company’s management. Moelis calculated a range of implied present values as of December 31, 2010 of the standalone, unlevered, after-tax free cash flows that the Company was forecasted to generate from January 1, 2011 through calendar year 2015 using discount rates (based on the estimated weighted average cost of capital of the Company) ranging from 12.0% to 14.0%. The discounted cash flow analysis resulted in a range of implied present values of approximately $8.37 to $14.77 per share of Company common stock. Based on the foregoing, Moelis calculated a reference range of equity values per share of Company common stock of $9.50 to $12.50.

Other Information

Moelis provided additional information to the Company regarding premiums paid since January 1, 2009 with targets in the technology sector with enterprise values between $500 million and $2 billion.

	Premium to “Spot” Price		Premium to Average Stock Price Over:
	1 Day	52-Week High	30 Days	90 Days	180 Days
High	46.3%	39.5%	60.5%	64.7%	82.0%
Median	24.5%	3.9%	29.7%	34.3%	38.8%
Low	(17.5)%	(67.4)%	0.6%	(11.8)%	(36.2)%
Epicor @ $12.50	11.2%	10.1%	18.9%	19.3%	23.8%

General

The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above for purposes of comparison is directly comparable to the Company or the Transaction. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither the Company, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The Consideration was determined through arms’ length negotiations between the Company and Parent and was approved by the board of directors of the Company. Moelis provided advice to the Company during these negotiations. Moelis did not, however, recommend any specific amount of consideration to the Company or its board of directors, or that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction.

Moelis’ opinion was prepared for the use and benefit of the board of directors of the Company in its evaluation of the Transaction. Moelis was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock. In addition, Moelis’ opinion does not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration. At the direction of the board of directors of the Company, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering its opinion, Moelis assumed, with the consent of the board of directors of the Company, that the final executed form of the Agreement would not differ in any material respect from the draft that Moelis examined, and that Parent and the Company would comply with all the material terms of the Agreement.

Moelis acted as financial advisor to the Company in connection with the Transaction and will receive a fee of approximately $13 million for its services, approximately $11.5 million of which is contingent upon the consummation of the Transaction. Moelis received a fee of $1.5 million upon delivery of its opinion. In addition, the Company has agreed to reimburse Moelis for certain expenses and indemnify Moelis for certain liabilities arising out of its engagement. In the ordinary course of business, Moelis, its successors and its affiliates may trade securities of the Company for Moelis’ own accounts and the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. For further information see Item 5—Engagement Letter with Moelis & Company.

The board of directors of the Company selected Moelis as its financial advisor in connection with the Transaction because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

(e)	Financial Forecasts

Epicor does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, in connection with Moelis’s role as Epicor’s financial advisors, Epicor provided to Moelis certain financial forecasts concerning Epicor for fiscal years 2011 through 2015. Epicor’s financial forecasts for these fiscal years were reviewed with the board of directors and were used by Moelis in connection with it preparation of its fairness opinion and related financial analysis of the transaction.

These financial forecasts were prepared solely for internal use and were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither Epicor’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial forecasts included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial forecasts.

These financial forecasts reflect numerous estimates and assumptions made with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Epicor’s business, all of which are difficult to predict and many of which are beyond Epicor’s control. These financial forecasts are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial forecasts constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such financial forecasts, including, but not limited to, Epicor’s performance, the marketplace for its products, industry performance, general business and economic conditions, customer requirements, competition, Epicor’s ability to successfully manage costs in the future, adverse changes in applicable laws, regulations or rules and other risks and uncertainties described in reports filed with the SEC. See also “Cautionary Note Regarding Forwarding-Looking Statements” below.

There can be no assurance that the financial forecasts will be realized or that actual results will not be significantly higher or lower than projected. These financial forecasts cover multiple years and such information by its nature becomes less reliable with each successive year. In addition, these financial forecasts will be affected by Epicor’s ability to achieve strategic goals, objectives and targets over the applicable periods. The assumptions upon which these financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Epicor’s control. These financial forecasts also reflect assumptions as to certain business decisions that are subject to change. These financial forecasts cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. The inclusion of this information should not be regarded as an indication that Epicor, any of its financial advisors or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied upon as such. None of Epicor, any of its affiliates, any affiliates of any of the foregoing or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the projections described below. None of Epicor, its financial advisor or any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct such projections if they are or become inaccurate (even in the short term).

These financial forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the April 4, 2011 announcement of the pending acquisition of Epicor by Purchaser pursuant to the Offer and the Merger or subsequent integration activities. For instance, there can be no assurance that the announcement of the Offer and the Merger will not cause Epicor’s customers to delay or cancel purchases of its products or services pending the consummation of the Offer and the Merger. Any such delay or cancellation of customer sales is likely to adversely affect Epicor’s ability to achieve the results reflected in such financial projections. Further, the financial forecasts do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of these financial forecasts should not be deemed an admission or representation by Epicor with respect to the financial forecasts or that the financial forecasts are viewed by Epicor as material information of Epicor, and in fact Epicor views the financial forecasts as non-material because of the inherent risks and uncertainties associated with such long range forecasts.

These financial forecasts are not being included in this Statement to influence your decision whether to tender your shares in the Offer, but because these financial forecasts were made available by Epicor to Epicor’s financial advisor, Moelis. The information from these financial forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Epicor contained elsewhere in this Statement and Epicor’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in Epicor’s financial forecasts, stockholders are cautioned not to place undue, if any, reliance on the forecasts included in this Statement.

	Financial Forecast for Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015
	(in millions)
Total Revenues	$480	$520	$581	$652	$731
Adjusted EBITDA (non-GAAP)(1)	$86	$92	$106	$127	$154
Net Income (non-GAAP)(1)	$43	$46	$55	$68	$85

(1)	The Adjusted EBITDA (non-GAAP) and Net Income (non-GAAP) projections summarized above do not include projections for amortization of intangible assets, stock-based compensation expenses, amortization of long-term debt discount from the Company’s May 2007 convertible note offering, or other infrequent, non-recurring or unusual expenses that have historically impacted our results of operations. It is impracticable to project such metrics and we are not able to provide a quantitative reconciliation to their nearest equivalent financial metric calculated in accordance with generally accepted accounting principles in the United States without unreasonable efforts.

(f)	Intent to Tender

To Epicor’s knowledge, after making reasonable inquiry, each of Epicor’s executive officers and directors, except for Mr. Klaus and Mr. Pickup, each of whom are parties to a Support Agreement and will sell their Shares to the Purchaser pursuant to the terms thereof, currently intend to tender or cause to be tendered for purchase pursuant to the Offer any Shares owned of record or beneficially owned by such director or executive officer. The summary of the Non-Tender and Support Agreement contained in Item 3(c) above is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Non-Tender and Support Agreements, which are filed as Exhibit (e)(2)-(4) hereto and incorporated herein by reference to provide information regarding its terms.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither Epicor nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of Epicor concerning the Offer or the Merger.

Engagement Letter with Moelis & Company

Pursuant to Epicor’s engagement letter with Moelis, dated as of September 16, 2010 (the “Moelis Engagement Letter”), Moelis agreed to act as financial advisor to Epicor in connection with certain strategic transactions involving Epicor, including the sale of all or a majority of the equity securities of Epicor to a third party (a “Transaction”). Pursuant to the Moelis Engagement Letter, Moelis agreed to, upon request from Epicor, provide an opinion (the “Opinion”) as to the fairness, from a financial point of view, to the holders of Epicor’s common stock (other than affiliates of Epicor) of the consideration they would receive in a proposed Transaction. Pursuant to the Engagement Letter, Epicor agreed to pay Moelis, $1,500,000 upon the delivery of the Opinion, regardless of the conclusions reached in the Opinion and a transaction fee equal to 1.325% of the Transaction Value (as defined in the Engagement Letter), provided that the fee paid in respect of the Opinion would offset the fee paid in respect of the Transaction Value. In the event that Epicor receives any compensation related to the termination of a Transaction (such as a termination fee, topping fee or expense reimbursement), Moelis will be entitled to 15% of such amount, less the out-of-pocket expenses of Epicor related to the Transaction (such amount, the “Moelis Termination Fee”).

Pursuant to the Moelis Engagement Letter, whether or not any Transaction is consummated, Epicor will reimburse Moelis for all reasonable and documented expenses, not to exceed $100,000.

In addition, if the Moelis Engagement Letter is terminated and Epicor enters into a Transaction within 12 months of such termination and subsequently consummates such Transaction or consummates a Transaction, Epicor will pay Moelis the fee in respect of the Transaction Value as described above upon the closing of the Transaction, or, if such Transaction fails to close, Epicor will pay the Moelis Termination Fee. Moelis will be entitled to any such fee if the Moelis Engagement Letter is terminated for Cause (as defined in the Moelis Engagement Letter).

In connection with the Transaction, Moelis will receive a fee of approximately $13 million for its services, approximately $11.5 million of which is contingent upon the consummation of the Transaction. Moelis received a fee of $1.5 million upon delivery of its opinion.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by Epicor or, to Epicor’s knowledge, by any of Epicor’s directors, executive officers, affiliates or subsidiaries, except for the following transactions:

Name	Date Of Transaction	Nature of Transaction	Number of Shares	Price/ Share
Russell C. Clark	2/7/11	Acquired shares of common stock upon grant of restricted stock	37,058	$0
Russell C. Clark	2/7/11	Acquired shares of common stock upon grant of restricted stock	6,000	$0
John Dillon	2/7/11	Acquired shares of common stock upon grant of restricted stock	10,610	$0
W. Douglas Hajjar	2/7/11	Acquired shares of common stock upon grant of restricted stock	10,610	$0

Name	Date Of Transaction	Nature of Transaction	Number of Shares	Price/ Share
Robert H. Smith	2/7/11	Acquired shares of common stock upon grant of restricted stock	10,610	$0
Michael L. Hackworth	2/7/11	Acquired shares of common stock upon grant of restricted stock	10,610	$0
Michael P. Kelly	2/7/11	Acquired shares of common stock upon grant of restricted stock	10,610	$0
L. George Klaus	2/7/11	Acquired shares of common stock upon grant of restricted stock	190,751	$0
L. George Klaus	2/7/11	Acquired shares of common stock upon grant of restricted stock	25,000	$0
L. George Klaus	2/7/11	Acquired shares of common stock upon grant of restricted stock	62,946	$0
L. George Klaus	2/7/11	Acquired shares of common stock upon grant of restricted stock	9,000	$0
Michael Pietrini	2/7/11	Acquired shares of common stock upon grant of restricted stock	62,946	$0
Michael Pietrini	2/7/11	Acquired shares of common stock upon grant of restricted stock	9,000	$0
L. George Klaus	2/10/11	Acquired shares of common stock upon grant of restricted stock	150,000	$0
Russell C. Clark	2/11/11	Epicor repurchase of restricted stock	18,934	$0
Russell C. Clark	2/11/11	Remitted to Epicor to satisfy withholding tax obligation	16,160	$11.19
L. George Klaus	2/11/11	Epicor repurchase of restricted stock	95,838	$0
L. George Klaus	2/11/11	Remitted to Epicor to satisfy withholding tax obligation	93,793	$11.19
L. George Klaus	2/11/11	Epicor repurchase of restricted stock	31,816	$0
L. George Klaus	2/11/11	Remitted to Epicor to satisfy withholding tax obligation	23,694	$11.19
Michael Pietrini	2/11/11	Epicor repurchase of restricted stock	31,816	$0
Michael Pietrini	2/11/11	Remitted to Epicor to satisfy withholding tax obligation	26,841	$11.19
Richard H. Pickup	2/22/11	Acquired shares on the open market	5,000	$10.19
Richard H. Pickup	2/23/11	Acquired shares on the open market	10,000	$10.12
Richard H. Pickup	3/1/11	Acquired shares on the open market	3,317	$10.11
Richard H. Pickup	3/7/11	Acquired shares on the open market	25,000	$10.04
Richard H. Pickup	3/10/11	Acquired shares on the open market	10,100	$10.01
Richard H. Pickup	3/11/11	Acquired shares on the open market	2,157	$10.01
Russell C. Clark	3/31/11	Remitted to Epicor to satisfy withholding tax obligation	458	$11.07
L. George Klaus	3/31/11	Remitted to Epicor to satisfy withholding tax obligation	17,503	$11.07

Name	Date Of Transaction	Nature of Transaction	Number of Shares	Price/ Share
L. George Klaus	3/31/11	Remitted to Epicor to satisfy withholding tax obligation	1,226	$11.07
Michael Pietrini	3/31/11	Remitted to Epicor to satisfy withholding tax obligation	2,292	$11.07

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 2, 3 and 4 of this Statement, no negotiations are being undertaken or are underway by Epicor in response to the Offer, which relate to a tender offer or other acquisition of Epicor securities by Epicor, any subsidiary of Epicor or any other person.

(b) Except as indicated in Items 2, 3 and 4 of this Statement, no negotiations are being undertaken or are underway by Epicor in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Epicor or any subsidiary of Epicor, (ii) a purchase, sale or transfer of a material amount of assets by Epicor or any subsidiary of Epicor, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Epicor.

(c) Except as indicated in Items 2, 3 and 4 of this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement. The Information Statement will be furnished in connection with the possible designation by Epicor, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the board of directors other than at a meeting of Epicor’s stockholders.

Short-Form Merger. Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option and the acquisition of the Support Agreement Shares or otherwise, Purchaser holds at least 90% of the Shares pursuant to the Offer or otherwise, then subject to the terms and conditions of the Merger Agreement, the parties agree to take all necessary action to effect the Merger as soon as practicable without a meeting of the stockholders of Epicor if permitted to do so under the DGCL.

Stockholder Approval. In the event that a short-form merger is not consummated, Epicor will seek stockholder approval. The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Epicor’s capital stock necessary in connection with the consummation of the Merger. If the Minimum Tender Condition (as defined in the Merger Agreement) is satisfied and Purchaser accepts shares for payment pursuant to the Offer, the stockholder approval required to consummate the Merger will be assured.

Top-Up Option. Pursuant to the Merger Agreement, Epicor granted to Purchaser an irrevocable option to purchase additional Shares (such Shares, the “Top-Up Option Shares”) at a price per share equal to the Offer Price that, when added to the number of Shares owned by Parent, Purchaser and any of their wholly-owned subsidiaries immediately prior to the time of such exercise (including Shares tendered in the Offer pursuant to the procedures for guaranteed delivery but only if such Shares have been delivered prior to the exercise of the Top-Up Option) and the Support Agreement Shares, will constitute at least one share more than 90% of the Shares then outstanding (after giving effect to the Top-Up Option). The Top-Up Option is intended to expedite the timing of the consummation of the Merger by permitting the Merger to occur pursuant to Delaware’s short-form merger statute. Purchaser is required to exercise the Top-Up Option if Purchaser does not own at least 90% of the outstanding Shares immediately after it accepts for purchase all of the shares validly tendered and not withdrawn. Immediately following the consummation of the Offer and immediately prior to the consummation of the Merger, Purchaser shall pay to Epicor the purchase price owed by Purchaser to Epicor to purchase that number of newly issued, fully paid and nonassessable Shares required to effect the Top-Up Option, at Purchaser’s option, (i) in cash, by wire transfer of same-day funds, or (ii) by (x) paying in cash, by wire transfer of same-day funds, an amount equal to not less than the aggregate par value of such newly issued Shares and (y) executing and delivering to Epicor a promissory note, with such terms as specified in the Merger Agreement, having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash. Any dilutive impact on the value of the shares of Epicor’s common stock as a result of the issuance of such additional shares will not be taken into account in any determination of the fair value of any Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Section 262 of the DGCL, except as may be required by applicable law.

If, following the consummation of the Offer and the exercise, if applicable, of the Top-Up Option, Parent and its affiliates collectively own at least 90% of the outstanding Shares (including the Support Agreement Shares), Parent, Purchaser and Epicor shall take all necessary and appropriate action to consummate the Merger as a short-form merger as soon as practicable without a meeting of stockholders of Epicor in accordance with the DGCL. Parent and Purchaser are not required to consummate the Offer if upon exercise of the Top-Up Option, Parent and its affiliates would not collectively own at least 90% of the outstanding Shares (including the Support Agreement Shares).

Delaware Anti-Takeover Law. Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The board of directors has taken all appropriate action so that Section 203, with respect to Epicor, will not be applicable to the Offer or the Merger.

Antitrust. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (which we refer to as the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (which we refer to as the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. Epicor must file a Premerger Notification and Report Form within ten calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on April 11, 2011, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about April 26, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Epicor or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

The purchase of Shares pursuant to the Offer may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions. Under the Merger Agreement, however, the consummation of such purchase of Shares pursuant to the Offer is not conditioned upon the receipt of any approval of any governmental authority, or expiration of any waiting period, under the antitrust laws of those jurisdictions.

Appraisal Rights. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger. In addition, the parties have agreed in the Merger Agreement that, in determining the fair value of any dissenting stockholders’ Shares pursuant to Section 262 of the DGCL in any proceedings with respect to demands for appraisal under Delaware law in respect of the dissenting stockholders’ Shares, none of Parent, Purchaser, Epicor or the surviving corporation in the Merger will take into account the Top-Up Option, the Top-Up Option Shares or any consideration paid or delivered by Parent or Purchaser to the Company in payment for the Top-Up Option Shares.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Litigation. On April 6, 2011, and April 8, 2011, putative stockholder class actions entitled Kline v. Epicor Software Corporation, et al., and Tola v. Epicor Software Corporation, et al., were filed in the Superior Court of California, Orange County, respectively. The suits allege that the Epicor directors breached their fiduciary duties of loyalty and due care, among others, by seeking to complete the sale of Epicor to Apax and its affiliates through an allegedly unfair process and for an unfair price. The complaints also allege that Epicor, Apax, and

Purchaser aided and abetted the directors in the alleged breach of fiduciary duties. The plaintiffs seek certification as a class and relief that includes, among other things, an order enjoining the Tender Offer and Merger, rescission of the Merger, and payment of plaintiff’s attorneys’ fees and costs. We believe the lawsuits are without merit and intend to vigorously contest the actions. There can, however, be no assurance of the outcome of these lawsuits.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Statement contain forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of Epicor, Parent and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and possible benefits of the Merger. These forward-looking statements are based on current expectations and assumptions regarding future events and business performance and involve known and unknown risks, uncertainties and other factors that may cause industry trends or actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those set forth in Epicor’s filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in Epicor’s filings with the Securities and Exchange Commission are not applicable to any forward-looking statements made in connection with the Offer. Further risks and uncertainties associated with the Offer include: the risk that Epicor’s customers may delay or refrain from purchasing Epicor’s services due to uncertainties about Epicor’s future; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation matters are commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements.

Item 9.	Exhibits.

The following exhibits are filed herewith:

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2011 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(a)(1)(E)	Form of Letter to Clients for use by Broker, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(a)(2)(A)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

(a)(5)(A)	Text of press release issued by Epicor Software Corporation on April 4, 2011 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Epicor Software Corporation on April 6, 2011)

(a)(5)(B)	Form of summary advertisement, published April 11, 2011 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(a)(5)(C)	Text of joint press release issued by Epicor Software Corporation, Eagle Parent, Inc. and Element Merger Sub, Inc. on April 11, 2011 (incorporated by reference to Exhibit (a)(5) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(e)(1)	Agreement and Plan of Merger, dated April 4, 2011, by and among Epicor Software Corporation, Element Merger Sub, Inc. and Eagle Parent, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Epicor Software Corporation on April 6, 2011)

(e)(2)	Non-Tender and Support Agreement, dated April 4, 2011, by and among Element Merger Sub, Inc. and Eagle Parent, Inc. and L. George Klaus (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(e)(3)	Non-Tender and Support Agreement, dated April 4, 2011, by and among Element Merger Sub, Inc. and Eagle Parent, Inc. and Richard Pickup and affiliated entities (incorporated by reference to Exhibit (d)(4) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

(e)(4)	Non-Tender and Support Agreement, dated April 4, 2011, by and among Element Merger Sub, Inc. and Eagle Parent, Inc. and Todd Martin Pickup and affiliated entities (incorporated by reference to Exhibit (d)(5) to the Schedule TO filed with the SEC by Element Merger Sub, Inc. and Eagle Parent, Inc. on April 11, 2011)

Exhibit Number	Description

(e)(5)	Equity Commitment Letter of Apax Europe VII-A, L.P., Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., and Apax US VII, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by Epicor Software Corporation on April 6, 2011)

(e)(6)*	Exclusivity Agreement, dated as of March 11, 2011, by and between Epicor Software Corporation and Apax Partners, L.P.

(e)(7)	1993 Nonqualified Stock Option Plan (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1993).

(e)(8)	Form of Nonqualified Stock Option Agreement pertaining to the 1993 Nonqualified Stock Option Plan (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1993).

(e)(9)	1994 Incentive Stock Option, Non-qualified Stock Option and Restricted Stock Purchase Plan (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1994).

(e)(10)	Form of Non-qualified Stock Option Agreement pertaining to the 1994 Plan (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1994).

(e)(11)	1996 Nonqualified Stock Option Plan and Form of Nonqualified Option Agreement (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1997).

(e)(12)	1997 Nonqualified Stock Option Plan (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

(e)(13)	Amended and Restated 1998 Nonqualified Stock Option Plan (Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended June 30, 1998).

(e)(14)	Amended and Restated 1999 Nonstatutory Stock Option Plan (Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-107738).

(e)(15)	2002 Employee Stock Purchase Plan (Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-97063).

(e)(16)	Deferred Compensation Plan (Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-127163).

(e)(17)	Form of Notice of Restricted Stock Award and Restricted Stock Purchase Agreement (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).

(e)(18)	Amended and Restated 2007 Stock Incentive Plan (the “2007 Plan”) (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 10, 2009).

(e)(19)	Form of Time-Based Restricted Stock Agreement under the 2007 Plan (Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-143820).

(e)(20)	Form of Performance-Based Restricted Stock Agreement under the 2007 Plan (Incorporated by reference to the Company’s Registration Statement on Form S-8, Registration No. 333-143820).

(e)(21)	Form of Stock Option Agreement under the 2007 Plan (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008).

(e)(22)	Second Restated Certificate of Incorporation of Epicor Software Corporation (Incorporated by reference to Epicor Software Corporation’s Registration Statement on Form S-1, Reg. No. 33-57294)

Exhibit Number	Description

(e)(23)	Certificate of Amendment to Second Restated Certificate of Incorporation (Incorporated by reference to Epicor Software Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004).

(e)(24)	Amended and Restated Bylaws of Epicor Software Corporation, as amended (Incorporated by reference to Epicor Software Corporation’s Annual Report on Form 10-K for the year ended December 31, 2009)

(e)(25)	Form of Indemnification Agreement between Epicor Software Corporation and its directors and officers (Incorporated by reference to Epicor Software Corporation’s Registration Statement on Form S-1, Reg. No. 33-51566)

(e)(26)	Management Retention Agreement between the Company and L. George Klaus, dated January 19, 2009 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 6, 2009)

(e)(27)	Amendment to Management Retention Agreement between the Company and L. George Klaus, dated June 21, 2010 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 23, 2010).

(e)(28)	Second Amendment to Management Retention Agreement between the Company and L. George Klaus, dated February 11, 2011 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on February 14, 2011).

(e)(29)	Management Retention Agreement between the Company and Michael Pietrini, dated April 15, 2009 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on April 21, 2009).

(e)(30)	Amendment to Management Retention Agreement between the Company and Michael Pietrini, dated July 29, 2010 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on August 2, 2010).

(g)	Not applicable

Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

Annex II*	Opinion of Moelis & Company dated April 3, 2011

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPICOR SOFTWARE CORPORATION

By:	/s/ L. George Klaus
L. George Klaus
Chairman, President and Chief Executive Officer

Dated: April 11, 2011

April 3, 2011

Board of Directors

Epicor Software Corporation

Suite 1000

18200 Von Karman Avenue

Irvine, CA 92612

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the stockholders of Epicor Software Corporation (the “Company”) of the Consideration (as defined below) to be received by such stockholders pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, Eagle Parent, Inc. (“Acquiror”) and Element Merger Sub, Inc., a wholly owned subsidiary of Acquiror (“Acquisition Sub”). As more fully described in the Agreement, Acquiror will make a tender offer (the “Tender Offer”) to purchase all the outstanding shares of the common stock, par value $0.001 per share, of the Company and associated rights (together, the “Company Common Stock”), at a price per share of Company Common Stock of $12.50, without interest, in cash (the “Consideration”), and Acquisition Sub will merge with and into the Company with the Company continuing as the surviving corporation in the merger (the “Merger” and, together with the Tender Offer, the “Transaction”). Concurrently with the execution and delivery of the Agreement, Acquiror is executing an Agreement and Plan of Merger (the “Activant Merger Agreement”), by and among Acquiror, Sun5 Merger Sub, Inc. (“Activant Acquisition Sub”) and Activant Group, Inc. (“Activant”), whereby on the closing date of the Merger, Activant Acquisition Sub will merge with and into Activant and become a wholly owned subsidiary of Acquiror.

We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee upon delivery of this opinion. In addition, the Company has agreed to reimburse us for certain expenses and indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, we, our successors and our affiliates may trade securities of the Company for our own accounts and the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares in the Tender Offer, how such stockholder should vote with respect to the Merger or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Agreement or the form of the Transaction. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreement does not differ in any material respect from the draft that we have examined, and that Acquiror and the Company will comply with all the material terms of the Agreement.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company; (iii) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (i) and (ii) of this paragraph, as well as the business and prospects of the Company generally; (iv) reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared them with those of certain other companies in lines of business that we deemed relevant; (v) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (vi) reviewed a draft of the Agreement, dated April 3, 2011, and the Activant Merger Agreement, dated March 22, 2011; (vii) participated in certain discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and (viii) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, at your direction we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company or the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Common Stock.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the stockholders of the Company in the Transaction is fair from a financial point of view to such stockholders.

Very truly yours,

/s/    MOELIS & COMPANY LLC

MOELIS & COMPANY LLC

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